As filed with the Securities and Exchange Commission on May 16, 1996

                                                  Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                       ACTION PERFORMANCE COMPANIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

           ARIZONA                              5092                        86-0704792
- ------------------------------       --------------------------      ---------------------
(State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)       Classification Code Number)     Identification Number)

                                 ---------------
                             2401 West First Street
                              Tempe, Arizona 85281
                                 (602) 894-0100
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                                 ---------------

                  FRED W. WAGENHALS                                   Copies to:
          Chairman of the Board, President,                      Robert S. Kant, Esq.
             and Chief Executive Officer                        Jere M. Friedman, Esq.
               2401 West First Street                        O'Connor, Cavanagh, Anderson,
                Tempe, Arizona 85281                        Killingsworth & Beshears, P.A.
                   (602) 894-0100                               One East Camelback Road
(Name, address, including zip code, and telephone number,       Phoenix, Arizona  85012
     including area code, of agent for service)                     (602) 263-2606

                                 ---------------

        Approximate date of Commencement of Proposed Sale to the Public: As soon as practical after the Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                   CALCULATION OF REGISTRATION FEE
=============================================================================================================
                                                              Proposed Maximum             Amount of
         Title of Shares                Amount to be              Aggregate              Registration
        to be Registered               Registered(1)          Offering Price(2)               Fee
- -------------------------------------------------------------------------------------------------------------

Common Stock(3)..................     1,000,000 Shares            $ 16,565,250            $   5,743.53
Common Stock(4)..................       300,000 Shares               4,996,875                1,723.06
                                      ----------------            -----------             -----------
        Total....................     1,300,000 Shares           $ 21,653,125            $   7,466.59

=============================================================================================================

(1) All share amounts have been adjusted to reflect a two-for-one stock split to be effected as a stock dividend payable on May 28, 1996 to holders of record of the Registrant's Common Stock on May 13, 1996.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).
(3) Such shares are issuable upon conversion of the Registrant's Class A Preferred Stock issued in March 1995.
(4) Such shares are being registered for resale from time to time by certain Selling Shareholders.

Pursuant to Rule 429, this Registration Statement relates to the following securities (as adjusted to reflect the two-for-one stock split to be effected as a stock dividend payable on May 28, 1996) included in the Registrant's Registration Statement on Form S-3 and amendments thereto (No. 33-79942) as filed with the Commission on June 8, 1994 and declared effective on September 20, 1994: (a) 27,800 outstanding shares of Common Stock that are being registered for resale from time to time by certain Selling Shareholders; (b) 49,998 shares of Common Stock issued upon conversion of the Registrant's 10% Convertible Subordinated Debentures that are being registered for resale from time to time by certain Selling Shareholders; and (c) 63,550 shares of Common Stock issuable upon exercise of outstanding Bridge Warrants that are being registered for resale by certain Selling Shareholders.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION, DATED MAY 16, 1996

PROSPECTUS


                        1,441,348 Shares of Common Stock

                       ACTION PERFORMANCE COMPANIES, INC.

    This Prospectus relates to the following shares of common stock, par value $.01 per share (the "Common Stock") of Action Performance Companies, Inc. (the "Company") that may be sold by certain selling shareholders of the Company (the "Selling Shareholders"): (i) 377,998 outstanding shares of Common Stock that may be sold from time to time; and (ii) 63,550 shares of Common Stock that may be sold from time to time upon exercise of certain non-redeemable warrants (the "Bridge Warrants") that were issued in April 1993 in connection with conversion of certain of the Company's Series A Convertible Notes, each of which entitles the holder to purchase one share of Common Stock at a price of $3.30 per share until April 27, 1998. This Prospectus also relates to 1,000,000 shares of Common Stock issuable upon conversion of the Company's Class A Preferred Stock issued in March 1995. To the extent required by applicable law or Securities and Exchange Commission regulations, this Prospectus shall be delivered to purchasers upon resale of such Common Stock by the Selling Shareholders. The Company will not receive any cash consideration upon conversion of its Class A Preferred Stock and none of the proceeds of sales by such Selling Shareholders will be received by the Company.

    The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ACTN." On May 6, 1996, the last sale price of the Common Stock as reported on Nasdaq was $15.69 per share (as adjusted to reflect a two-for-one stock split to be effected as a stock dividend payable on May 28, 1996).

    THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS," WHICH BEGINS ON PAGE 5 OF THIS PROSPECTUS.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     The date of this Prospectus is                      , 1996.

                              AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Company hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-KSB for the year ended September 30, 1995, as filed by the Company on December 22, 1995 and as amended on Form 10-KSB/A as filed by the Company on January 24, 1996; (ii) the Company's Quarterly Reports on Form 10-QSB for the quarter ended December 31, 1995 as filed by the Company on February 5, 1996 and for the quarter ended March 31, 1996 as filed by the Company on May 2, 1996; and (iii) the description of the Company's Common Stock contained in the Registration Statement on Form 8-A/A as filed with the Commission on June 14, 1995. All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

        The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Action Performance Companies, Inc., 2401 West First Street, Tempe, Arizona 85281, (telephone (602) 894-0100), Attention: Secretary.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) reflects a two-for-one stock split to be effected as a stock dividend payable on May 28, 1996 to holders of record of the Company's Common Stock on May 13, 1996, and (ii) assumes no conversion of the Class A Preferred Stock or exercise of the Bridge Warrants or any other presently outstanding or authorized options.

                                   The Company

        The Company designs and markets collectible and consumer products that are intended to capitalize on the increasing interest in motorsports. The Company currently designs and markets die-cast and pewter collectibles, which are miniature replicas of motorsports vehicles and other items, and designs and markets consumer items, which include drink bottles, key chains, and air fresheners. The Company also develops product promotional programs that feature its die-cast collectibles or other products as premium awards intended to increase brand awareness of third parties' products. The Company markets its motorsports collectibles and consumer products pursuant to license arrangements with popular race drivers, car owners, car sponsors, and automobile manufacturers. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

        The Company's collectibles include high-quality, limited edition, scale replicas of actual racing vehicles, transporters, pit wagons, and other motorsport related items featuring discriminating attention to detail. The Company strives to enhance the demand for and to increase the value of its collectible products by offering limited numbers of each item. The Company sells its motorsports collectibles and consumer products to retail dealers through a wholesale distributor network and to members of its collectors' club, which distributes magazines, catalogs, newsletters, and other sales materials promoting the Company's products to club members. During 1995, the Company strengthened its relationships with its wholesale distributor network and significantly increased its emphasis on direct sales via its collectors' club, advertisements in motorsports publications, and television advertising.

        Historically, the Company has designed and marketed die-cast collectibles that primarily feature drivers and vehicles that participate in the National Association for Stock Car Auto Racing's ("Nascar") Winston Cup series. In 1995, the Company began expanding its lines of die-cast collectibles to include other types of motorsports vehicles, including drag racing and Nascar's new "Super Truck" series. The Company focuses on developing long-term relationships with and engages in aggressive efforts to license the most popular stock car, drag racing, "Super Truck," dirt car, sprint car, and Indy car drivers as well as car owners, car sponsors, car manufacturers, and others in the motorsports industry. The Company has license agreements with many of the most popular Nascar drivers, including seven-time Winston Cup champion Dale Earnhardt and 1995 Winston Cup champion Jeff Gordon. During fiscal 1995, the Company and an operating division of R.J. Reynolds Tobacco Company ("R.J. Reynolds") entered into a non-exclusive license agreement that gives the Company the right to include the "Winston Cup," "Winston Racing," and "Winston NHRA Drag Racing" logos on the packaging for all of the Company's die-cast collectibles of racing vehicles that participate in those programs. The Company believes that its license agreements with notable Nascar and other motorsports personalities and its affiliation with Winston Cup racing and other popular sponsors significantly enhance the collectible value and marketability of its products.

        The Company continually seeks to develop exciting and progressive new products. During 1995, the Company introduced its line of 1:43-scale hand-sculpted, high-quality pewter replicas. Recently, the Company also expanded its line of die-cast and pewter collectibles to include replicas of the most popular Chevrolet Corvettes produced during each of the years from 1953 to 1993 and replicas of the cars driven by each of the Winston Cup series champions during the past 25 years.

        The Company was incorporated in Arizona in 1992. As used herein, the term "Company" refers to Action Performance Companies, Inc. and its subsidiaries and operating divisions. See "Business - Development of the Company." The Company's principal executive offices are located at 2401 West First Street, Tempe, Arizona 85281, and its telephone number is (602) 894-0100.

                                  The Offering

Securities Offered by the Company...................  1,000,000 shares of Common Stock.

Securities Offered by the Selling Shareholders......  441,348 shares of Common Stock.

Common Stock Currently Outstanding..................  11,488,472 shares.

Use of Proceeds.....................................  Working capital.

Risk Factors........................................  Investors should carefully consider the factors discussed under "Risk Factors."

Nasdaq National Market symbol.......................  ACTN


                       Summary Consolidated Financial Data
                      (in thousands, except share amounts)

                                                    Years Ended                 Six Months Ended
                                                   September 30,                    March 31,
                                               -----------------------     --------------------------
                                               1994           1995            1995           1996
                                               ----           ----            ----           ----
                                                   (unaudited)                    (unaudited)
Operating Data:
Net sales...............................        $16,869        $26,131          $7,775        $17,772
Income before (provision for)
   benefit from income taxes............            409          4,154             244          3,363
Net income .............................            633          2,770             156          2,018
Net income per share and
   common share equivalent(1)...........       $   0.08       $   0.25         $  0.02        $  0.16
Weighted average number of common
   shares and common share
   equivalents outstanding(1)...........      9,639,946     11,570,046       8,872,422     12,948,412


Balance Sheet Data:                             September 30,       March 31,         March 31, 1996
                                                    1995              1996            As Adjusted(2)
                                                ------------       -----------        --------------
                                                 (unaudited)       (unaudited)          (unaudited)
Working Capital.............................       $11,922           $13,179             $13,179
Total assets................................        23,351            25,875              25,875
Capital lease obligation....................           288               425                 425
Shareholders' equity........................        18,890            21,775              21,935

- -----------------
(1) Adjusted to reflect the two-for-one stock split to be effected as a stock dividend on May 28, 1996.

(2) Adjusted to reflect conversion of the Class A Preferred Stock and the exercise of the Bridge Warrants.

                                  RISK FACTORS

        The following factors, in addition to those discussed elsewhere in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing any of the securities offered hereby.

Certain Factors That Could Adversely Affect Operating Results

        The Company's operating results are affected by a wide variety of factors that could adversely impact its net sales and operating results. These factors, many of which are beyond the control of the Company, include the
Company's ability to identify trends in the motorsports collectibles and consumer markets and to introduce products which take advantage of those trends; its ability to identify popular motorsports personalities and to enter into and maintain mutually satisfactory licensing arrangements with them; its ability to design and arrange for timely production and delivery of its products; market acceptance of the Company's products; the level and timing of orders placed by customers; seasonality; the popularity and life cycles of and customer satisfaction with products designed and marketed by the Company; the timing of expenditures in anticipation of orders; the cyclical nature of the markets served by the Company; and competition and competitive pressures on prices.

        The Company's ability to increase its sales and marketing efforts to stimulate customer demand and its ability to monitor third-party manufacturing arrangements in order to maintain satisfactory delivery schedules are important factors in its long-term prospects. A slowdown in demand for the Company's products as a result of changing consumer tastes and spending patterns, economic conditions, or other broad-based factors could adversely affect the Company's operating results.

        Any legislation to limit or prohibit advertisements of tobacco and alcohol products at sporting events, including racing events, could ultimately reduce the popularity of motorsports as a result of the significant amount of advertising and promotional support of racing events, drivers, and car owners currently provided by tobacco and alcohol companies. Any resulting reduction in the current popularity of motorsports could have an adverse effect on the Company.

Dependence on License Arrangements

        The Company markets its collectible products pursuant to licensing arrangements with race car drivers, race car owners, race car sponsors, and automobile manufacturers. These licensing arrangements generally are limited in scope and duration and generally authorize the sale of specified licensed products for a short period of time. The success of licensing arrangements depends on many factors, including the reasonableness of license fees in relationship to revenue generated by sales of licensed products, the continued popularity of licensees, and the absence of their sickness, incapacity, or death. The termination, cancellation, or inability to renew any of its existing licensing arrangements, or its inability to develop and enter into new licensing arrangements, would have a material adverse effect on the Company. See "Business
- - Licenses."

Possible Need For Additional Capital

        The Company believes that its existing capital resources and cash flow from operations will be sufficient to satisfy the Company's capital requirements during the next 12-month period. The Company, however, may be required to seek additional equity or debt financing to provide guarantees under license agreements, to obtain international letters of credit in connection with purchase orders from its offshore manufacturer of die-cast collectibles, or to provide funds to take advantage of business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. There can be no assurance that any such financing will be available on acceptable terms. If such financing is not available on satisfactory terms, the Company may be unable to expand its business at the rate desired and its operating results may be adversely affected. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing shareholders.

Competition

        The motorsports collectible and consumer products markets are extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. There are no significant barriers to entry to the collectible and consumer products industries. Emerging companies also may increase their participation in these motorsports markets. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, features, pricing, and diversity of its products; the quality of its customer services; its ability to recognize industry trends and anticipate shifts in consumer demands; its success in designing and marketing new products; the availability of adequate sources of manufacturing capacity and the ability of its third-party manufacturers to meet delivery schedules; its efficiency in filling customer orders; the continued popularity of the motorsports personalities with whom the Company has licensing arrangements; its ability to renew existing licensing arrangements and enter into new licensing arrangements; its ability to develop and maintain effective marketing programs that enable it to sell its products to motorsports enthusiasts; product introductions by the Company's competitors; the number, nature, and success of its competitors in a given market; and general market and economic conditions. The Company's promotional programs must compete for advertising dollars against other specialty advertising programs and media such as television, radio, newspapers, magazines, and billboards. The Company currently competes principally on the basis of the current popularity of motorsports; the appeal of its products; and the cost and design and delivery schedules of its products. There can be no assurance that the Company will continue to be able to compete successfully in the future. See "Business-Competition."

Rapid Market Changes

        The markets for the Company's products are subject to rapidly changing customer tastes, a high level of seasonality and competition, and a constant need to create and market new products. Demand for motorsports collectible and consumer products is influenced by the popularity of certain themes, cultural and demographic trends, marketing and advertising expenditures, and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. New motorsports collectible and consumer products frequently can be successfully marketed for only a limited time. The Company may not always be able to respond to changes in customer taste and demand because of the amount of time and financial resources that may be required to bring new products to market. The inability to respond quickly to market changes would have an adverse impact on the Company's operations. See "Business - Products and Marketing."

Fluctuations in Sales

        The second and third calendar quarters of each year generally are characterized by higher sales of motorsports products because of the introduction of new race car models for the racing season beginning in February. Sales of motorsports products are lowest in the fourth calendar quarter, corresponding with the end of the racing season. Seasonal fluctuations in quarterly sales may require the Company to take temporary measures, including increased personnel, borrowings and other operational changes, and result in unfavorable quarterly earnings comparisons.

Dependence on Third Parties for Manufacturing

        The Company depends upon third parties to manufacture its die-cast and pewter collectibles and motorsports consumer products. Although the Company owns most of the tools, dies, and molds utilized in the manufacturing processes, the Company has limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on the Company.

        The Company does not have long-term contracts with its third-party manufacturers. Although the Company believes it would be able to secure other third-party manufacturers that could produce products for the Company as a result of its ownership of the molds and tools used in the manufacturing process, the Company's operations would be adversely affected if it lost its relationship with any of its current suppliers (including particularly its China-based manufacturer of die-cast collectibles, which produced products constituting approximately 89% of the Company's sales in its last fiscal year) or if its current suppliers' operations or sea or air transportation with its China-based die-cast collectible manufacturer were disrupted or terminated even for a relatively short period of time. The Company does not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if it were required to utilize an alternative source of supply.

International Trade, Exchange, and Financing

        The Company obtains its die-cast collectibles under a manufacturing arrangement with a third-party manufacturer in the People's Republic of China ("China"). The Company's reliance on the third-party manufacturer to provide personnel and facilities in China, and the Company's maintenance of equipment and inventories abroad, expose it to certain economic and political risks, including the business and financial condition of the third-party manufacturer, political and economic conditions abroad, and the possibility of expropriation, supply disruption, currency controls, and exchange fluctuations as well as changes in tax laws, tariffs, and freight rates. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to purchase its products from foreign suppliers or the price at which the Company can obtain those products. The Company has not experienced any significant interruptions in obtaining its die-cast collectibles from the third-party manufacturer to date. The Company believes that production of its die-cast collectibles overseas enables the Company to obtain these items on a cost basis that will enable the Company to market its collectibles profitably.

        All of the Company's purchases from its foreign manufacturer are denominated in U.S. dollars. As a result, the foreign manufacturer bears any risks associated with exchange rate fluctuations subsequent to the date the Company places its orders with the manufacturer. Purchases of die-cast collectibles from the foreign manufacturer generally require the Company to provide an international letter of credit in an amount equal to the purchase order. The inability to fund any letter of credit required by a supplier would have an adverse impact on the Company's operations.

Dependence on New Products

        The Company's operating results depend to a significant extent on its ability to continue to develop and introduce new products on a timely basis which compete effectively on the basis of price and which address customer requirements. The success of new product introductions depends on various factors, including proper new product selection, successful sales and marketing efforts, timely production and delivery of new products, and consumer acceptance of new products. There can be no assurance that any new products will receive or maintain substantial market acceptance. If the Company were unable to design, develop and introduce competitive products on a timely basis, its future operating results would be adversely affected. See "Business - Products."

Management of Growth

        Since 1993, the Company's business operations have undergone significant changes and growth, including significant investments in tooling, emphasis on and expansion of its collectible product lines, acquisition of its motorsports consumer products line, disposition of certain other product lines, and consolidation of its operations to one facility in Arizona. The Company's ability to manage effectively any significant future growth, however, will require it to further enhance its operational, financial, and management systems; to expand its facilities and equipment; to receive products from third-party manufacturers on a timely basis; and to successfully hire, train, and motivate additional employees. The failure of the Company to manage its growth on an effective basis could have a material adverse effect on the Company's operations. The Company may be required to increase staffing and other expenses as well as make expenditures on capital equipment and manufacturing sources in order to meet the anticipated demand of its customers. Sales of the Company's collectible products are subject to short-lived consumer demand, and customers for the Company's promotional items generally do not commit to firm orders for more than a short time in advance. The Company's profitability would be adversely affected if the Company increases its expenditures in anticipation of future orders which do not materialize. Certain customers also may increase orders for the Company's products on short notice, which would place an excessive short-term burden on the Company's resources.

Dependence on Key Personnel

        The Company's development and operations to date have been, and its proposed operations will be, substantially dependent upon the efforts and abilities of its senior management, including Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer. The loss of services of one or more of its key employees, particularly Mr. Wagenhals, could have a material adverse affect on the Company. The Company currently is negotiating an employment agreement with Mr. Wagenhals. The Company maintains key person insurance on the life of Mr. Wagenhals in the amount of $3,000,000. The Company does not maintain such insurance on any of its other officers. See "Management."

Control by Management

        The directors and officers of the Company currently own 23.6% of the Company's outstanding Common Stock. In addition, as voting trustee under a voting trust agreement with the beneficial owner of shares of the Company's Class A Preferred Stock, Fred W. Wagenhals has the right to cast an additional 1,000,000 votes on any matter to be voted upon by the Company's shareholders. As a result, the directors and officers of the Company, including Mr. Wagenhals, possess voting power with respect to approximately 32.3% of the total number of votes entitled to be cast at any meeting of the Company's shareholders. See "Principal and Selling Shareholders."

Possible Volatility of Stock Price

        The market price of the Company's Common Stock has fluctuated significantly since its initial public offering in April 1993. See "Price Range of Common Stock." The trading price of the Company's Common Stock in the future could be subject to wide fluctuation in response to quarterly variations in operating results of the Company, actual or anticipated announcements of new products by the Company or its competitors, changes in analysts' estimates of the Company's financial performance, general conditions in the markets in which the Company competes, worldwide economic and financial conditions, and other events or factors. The stock market also has experienced extreme price and volume fluctuations which have particularly affected the market prices for many small companies and which often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

Litigation

        The Company is one of approximately 30 defendants in a lawsuit in which the State of Arizona seeks recovery of certain clean-up costs under federal and state environmental laws. The Company also is a defendant in a lawsuit alleging breach of contractual duties and appropriation of certain business opportunities of a dissolved corporation. The Company is actively defending these lawsuits. In the event a decision adverse to the Company is rendered in either of these lawsuits, the resolution of such matter could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - Litigation."

Rights to Acquire Shares; Potential Issuance of Additional Shares

        As of March 31, 1996, options to acquire a total of 1,024,100 shares were outstanding under the Company's 1993 Stock Option Plan (the "1993 Plan") at a weighted average exercise price of $3.29 per share. See "Management - 1993 Stock Option Plan." In addition, Bridge Warrants to acquire 63,550 shares of Common Stock at an exercise price of $3.30 currently are outstanding. During the terms of such options and warrants, the holders thereof will have the opportunity to profit from an increase in the market price of Common Stock with resulting dilution in the interest of holders of Common Stock. The existence of such stock options and warrants may adversely affect the terms on which the Company can obtain additional financing, and the holders of such options and warrants can be expected to exercise such options and warrants at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of its Common Stock on terms more favorable to the Company than those provided by the exercise of such options and warrants. See "Description of Securities."

Shares Eligible for Future Sale; Potential Depressive Effect on Stock Price

        Of the 11,488,472 shares of Common Stock currently outstanding, approximately 8,545,218 shares are eligible for resale in the public market without restriction unless held by an "affiliate" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 2,943,254 shares of Common Stock currently outstanding are "restricted securities," as that term is defined in Rule 144, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act or pursuant to an exemption therefrom. An aggregate of 377,798 shares of such "restricted securities" and an additional 63,550 shares issuable upon exercise of the Bridge Warrants are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part. An additional 1,000,000 shares being registered hereby for issuance upon conversion of the Company's Class A Preferred Stock will be eligible for resale in the public market without restriction. Affiliates will be subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or an affiliate of the Company may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of the Company's then-outstanding Common Stock or the average weekly trading volume for the four weeks prior to the proposed sale of such shares. An aggregate of 2,564,000 shares held by an officer and director currently are available for sale under Rule 144. Sales of substantial amounts of Common Stock by shareholders of the Company under Rule 144, or even the potential for such sales, are likely to have a depressive effect on the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Description of Securities - Shares Eligible for Future Sale."

Lack of Dividends

        The Company has never paid any cash dividends on its Common Stock and does not currently anticipate that it will pay dividends in the foreseeable future. Instead, the Company intends to apply any earnings to the expansion and development of its business. See "Dividend Policy."

Change in Control Provisions

        The Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), Amended and Restated Bylaws (the "Restated Bylaws"), and Arizona law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when those attempts may be in the best interests of shareholders. See "Description of Securities - Arizona Corporate Takeover Act and Certain Charter Provisions." The Restated Articles also authorizes the Board of Directors, without shareholder approval, to issue one or more series of Preferred Stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of Common Stock. See "Description of Securities."

                                 USE OF PROCEEDS

        The Company intends to use the proceeds from the exercise of the Bridge Warrants, a maximum of approximately $160,000, net of the expenses of this offering, if all of the Bridge Warrants are exercised, for working capital. The Company will not receive any cash consideration upon the conversion of its Class A Preferred Stock and will not receive any of the proceeds of sales of shares of Common Stock by the Selling Shareholders.


                                    DIVIDENDS

        The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The future payment of dividends, if any, on the Common Stock is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors.


                                 CAPITALIZATION

        The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted assuming conversion of the Class A Preferred Stock and the exercise of the Bridge Warrants.

                                                                   March 31,      March 31,
                                                                     1996           1996
                                                                    Actual     As Adjusted(1)
                                                                  ----------   --------------
                                                                        (unaudited)

Capital Lease Obligation..................................       $424,543          $424,543

Shareholders' Equity
Preferred stock, no par value, 5,000,000 shares authorized;
   500 shares of Class A Preferred Stock, stated value $.01 per share, issued and outstanding at March 31, 1996; no shares
  outstanding as adjusted.................................              5                 0

Common stock, $.01 par value,  25,000,000 shares  authorized;
   11,488,472 shares outstanding at March 31, 1996;
  12,552,022 shares at March 31, 1996, as adjusted........        114,885(2)        125,521

Additional paid in capital................................     17,717,150(2)     17,866,235

Retained earnings.........................................      3,943,435         3,943,435
                                                              -----------      ------------

Total Shareholders' Equity................................    $21,775,475       $21,935,190
                                                              ===========       ===========

- ----------------

(1) Excludes (i) 1,024,100 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of March 31, 1996, and (ii) 9,400 shares reserved for issuance upon the exercise of stock options that may be granted in the future under the Company's 1993 Stock Option Plan. See "Management - 1993 Stock Option Plan."
(2) Adjusted to reflect the two-for-one stock split to be effected as a stock dividend on May 28, 1996.

                           PRICE RANGE OF COMMON STOCK

        The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "ACTN" since April 27, 1993. The following table sets forth the quarterly high and low closing sale prices of the Company's Common Stock on the Nasdaq National Market for the calendar periods indicated, as adjusted to reflect the two-for-one stock split to be effected as a stock dividend on May 28, 1996:

                                                     High    Low
                                                     ----    ---
1993:
  Second Quarter.............................       $3.50   $2.50
  Third Quarter..............................        3.25    2.25
  Fourth Quarter.............................        2.78    1.50

1994:
  First Quarter..............................       $2.31   $1.63
  Second Quarter.............................        2.25    1.81
  Third Quarter..............................        2.25    1.84
  Fourth Quarter.............................        2.97    2.19

1995:
  First Quarter..............................       $3.63   $2.44
  Second Quarter.............................        4.56    3.25
  Third Quarter..............................        9.19    4.25
  Fourth Quarter.............................        9.63    6.25

1996:
  First Quarter..............................      $11.31   $6.44
  Second Quarter (through May 6, 1996).......       16.94   10.81


        As of May 6, 1996, there were 104 holders of record and approximately 1,400 beneficial owners of the Company's Common Stock. On May 6, 1996, the closing sales price of the Common Stock on the Nasdaq National Market was $15.69 (as adjusted to reflect the two-for-one stock split to be effected on May 28, 1996).


        From April 27, 1993 through November 28, 1994, the Company's Common Stock and warrants to purchase shares of Common Stock at a price of $3.75 per share (the "1993 Warrants") were also traded on the Pacific Stock Exchange. During fiscal 1994, the Company determined that the primary trading market for its Common Stock and 1993 Warrants had developed on the Nasdaq National Market and that there was not sufficient trading volume to warrant the expenses involved with continued listing on both the Nasdaq National Market and the Pacific Stock Exchange. The Company also found that the multiple listing resulted in an unnecessarily burdensome duplication of filing documents at a time when the Company was taking significant measures to curtail expenses. On November 28, 1994, the Securities and Exchange Commission approved the Company's application for withdrawal from listing and registration of its Common Stock and 1993 Warrants on the Pacific Stock Exchange, effective as of the opening of business on November 29, 1994.

        On May 31, 1995, the Company redeemed 1993 Warrants to purchase an aggregate of 3,229,462 shares of Common Stock pursuant to the terms of such warrants. Certain holders of the 1993 Warrants exercised warrants to purchase an aggregate of 163,670 shares of Common Stock prior to the redemption.

                      SELECTED CONSOLIDATED FINANCIAL DATA

        The selected historical financial data presented below as of and for the two years ended September 31, 1995 are derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected historical financial data as of and for the six months ended March 31, 1995 and 1996 are derived from the Company's unaudited financial statements as incorporated by reference herein. The historical financial data for the six months ended March 31, 1995 and 1996, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation for such periods. The historical results of operations for the six months ended March 31, 1995 and 1996 are not necessarily indicative of results to be expected for the year. These selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto, as incorporated by reference herein.

                                                    Fiscal Year Ended     Six Months Ended
                                                      September 30,           March 31,
                                                    -----------------     ----------------
Consolidated Statements of Income:                   1994      1995       1995        1996
                                                     ----      ----       ----        ----
                                                                             (unaudited)
                                         (in thousands, except share and per share amounts)
Sales:
  Collectible sales, net....................      $12,802    $23,443    $ 5,742     $17,047
  Consumer product sales, net(1)............          143      1,190        561         725
  Promotional sales, net(2).................        3,339      1,498      1,472        -
  M-Car sales, net(3).......................          585        -         -           -
                                                  -------   ---------  --------   ---------
  Net sales.................................       16,869     26,131      7,775      17,772
Cost and expenses:
  Cost of sales.............................       10,488     15,882      5,028      10,584
  Selling, general and administrative.......        5,808      6,119      2,707       3,966
                                                   ------     ------     ------      ------
                                                   16,296     22,001      7,735      14,550
                                                   ------     ------     ------      ------
Operating income............................          573      4,130         40       3,222
Interest expense, net.......................         (215)      (184)      (138)        (47)
Other income, net...........................           51        208        342         188
                                                   ------     ------      -----       -----
Income before benefit from (provision for)
  income taxes..............................          409      4,154        244       3,363
Benefit from (provision for) income taxes...          224     (1,384)       (88)     (1,345)
                                                   ------      -----      -----      ------
Net income..................................      $   633    $ 2,770     $  156      $2,018
                                                  =======    =======     ======      ======
Earnings per common share and
  common share equivalent(4)................     $   0.08   $   0.25   $   0.02    $   0.16
                                                 ========   ========   ========    ========
Weighted average number of common shares and
  common share equivalents outstanding(4)...    9,639,946 11,570,046  8,872,422  12,948,412

Consolidated Balance Sheet Data:                  September 30, 1995       March 31, 1996
                                                  ------------------       --------------
                                                                             (unaudited)
                                                                (in thousands)
Working capital.............................           $11,922                $13,179
Total assets................................            23,351                 25,875
Capital lease obligation....................               288                    425
Shareholders' equity........................            18,890                 21,775

- ----------------
(1) Includes the results of operations acquired from Fan Fueler, Inc. beginning as of the effective date of the acquisition on August 12, 1994. See "Business - Development of the Company."
(2) The Company sold the assets and liabilities related to its mini vehicle operations and discontinued its mini vehicle operations in March 1995. See "Business - Development of the Company."
(3) The Company sold the assets and liabilities related to its M-CarTM operations and discontinued its M-CarTM operations in September 1994. See "Business - Development of the Company."
(4) Adjusted to reflect the two-for-one stock split to be effected as a stock dividend on May 28, 1996.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Introduction

        The Company (i) designs and markets die-cast and pewter collectibles, which are miniature replicas of motorsports vehicles and other items, and (ii) designs and markets motorsports consumer products, which include drink bottles, key chains, and air fresheners. The Company's motorsports collectibles and consumer products are manufactured by third parties, generally utilizing the Company's designs, tools, and dies.

        The Company was incorporated in Arizona in May 1992 and began marketing die-cast collectibles in July 1992. In August 1994, the Company acquired certain assets and liabilities of Fan Fueler, Inc. and began marketing product lines of licensed motorsports consumer products. During fiscal 1994, the Company also conducted the business of staging turn-key M-CarTM Grand Prix Races for charitable and other organizations, in which participating sponsors purchased specialized gas-powered, one-third scale racing vehicles from the Company. In September 1994, the Company sold the assets and liabilities related to its M-CarTM operations and discontinued its M-CarTM Grand Prix Race operations. During fiscal 1994 and the first two quarters of fiscal 1995, the Company designed and marketed pedal, electric, and gas-powered mini vehicles, primarily as specialty promotional items. The Company sold the assets related to its mini vehicle operations in March 1995.

Results of Operations of the Company for the Six-Month Periods Ended March 31, 1995 and March 31, 1996

        The Company had net income of $2,018,000, or $0.16 per share, for the six-month period ended March 31, 1996, compared with net income of $156,000, or $0.02 per share, for the six-month period ended March 31, 1995. The Company attributes the improvement in net income primarily to (i) the successful introduction of several new and exclusive licensing programs for die-cast and pewter collectible product lines in fiscal 1996, which resulted in increased sales and enabled the Company to capture additional market share in the growing market for motorsports collectibles; and (ii) the successful transition to the Company's new overseas manufacturer of die-cast collectibles during fiscal 1995, which enabled the Company to meet the increased demand for its products.

        During the six months ended March 31, 1995 and 1996, net sales were $7,774,000 and $17,772,000, respectively. The $9,998,000, or 129%, increase in net sales resulted from an increase of $11,305,000 in collectible sales, a decrease of $1,472,000 in promotional sales, and an increase of $165,000 in motorsports consumer products sales.

        The increase in collectible sales is primarily the result of the Company's successful transition to its new overseas manufacturer of die-cast collectibles in March 1995. The supply of the Company's die-cast collectibles was significantly delayed during the first six months of fiscal 1995 as a result of this transition. The Company continues to realize sales increases from recently introduced product lines, which include pewter replica vehicles and NHRA drag racing die-cast replicas. The decrease in promotional sales is attributable to the sale of the Company's mini vehicle operations in the second quarter of fiscal 1995.

        During the six months ended March 31, 1995 and 1996, cost of sales increased from $5,028,000 to $10,584,000, representing 65% and 60%, respectively, of net sales. The decrease in cost of sales as a percentage of sales resulted from the effect of higher sales volume on fixed cost components of cost of sales, primarily depreciation charges related to the Company's tooling equipment.

        During the six months ended March 31, 1995 and 1996, selling, general and administrative expenses increased from $2,707,000 to $3,967,000, representing 35% and 22%, respectively, of net sales. The increase in such expenses resulted from increased expenditures in sales and marketing, particularly sales commissions and advertising.

        Interest expense decreased from $138,000 to $47,000 during the six months ended March 31, 1995 and 1996, respectively. The decrease in interest expense resulted from the conversion of the Company's 10% Convertible Subordinated Debentures (the "Debentures") into shares of the Company's Common Stock prior to May 31, 1995.

Results of Operations of the Company for the Years Ended September 30, 1994 and 1995

        The Company had net income of $2,770,000, or $0.25 per share, for the year ended September 30, 1995, compared with net income of $633,000, or $.08 per share, for the year ended September 30, 1994. The Company attributes the improvement in net income during fiscal 1995 primarily to (i) increased sales as a result of the successful introduction of several new and exclusive licensing programs and die-cast and pewter collectible product lines in fiscal 1995; (ii) the completion of the transition to the Company's new overseas manufacturer, which began shipping sufficient quantities of high-quality die-cast collectibles during the third quarter of fiscal 1995 to meet the increased demand for the Company's products; and (iii) an aggressive program designed to restructure management, reduce overhead and operating costs, and increase revenue that was implemented beginning in fiscal 1994.

        During the years ending September 30, 1994 and 1995, sales were $16,869,000 and $26,131,000, respectively. The $9,262,000, or 55%, increase in sales resulted from an increase of $10,641,000 in collectible sales, an increase of $1,047,000 in motorsports consumer products sales, a decrease of $1,841,000 in promotional sales, and a decrease of $585,000 in M-CarTM sales.

        The increase in collectible sales resulted from an increase in the number of members in the Company's collector club from approximately 22,000 to approximately 40,000 members at September 30, 1994 and 1995, respectively, increased demand from the Company's wholesale distributors, and the implementation of several new die-cast collectible sales programs. In fiscal 1995, the Company introduced a new collectible line of miniature replica vehicles that are constructed of pewter. Sales of pewter miniature replica vehicles totalled approximately $1,050,000 in fiscal 1995. The decrease in promotional sales is attributable to the sale of the Company's mini vehicle operations in the second quarter of fiscal 1995 and discontinuance of a large promotional program in fiscal 1995 that contributed approximately $2,699,000 of sales in fiscal 1994. The decrease in M-Car sales resulted from the September 1994 sale of the assets related to the Company's business of conducting M-Car Grand Prix Races. The Company's motorsports consumer product line, acquired in August 1994, contributed sales of approximately $1,190,000 during fiscal 1995.

        During the years ended September 30, 1994 and 1995, cost of sales increased from $10,488,000 to $15,882,000, representing 62% and 61%, respectively, of net sales. The decrease in cost of sales as a percentage of sales resulted from sales price increases combined with decreases in the unit costs of certain die-cast collectibles resulting from the transition to the Company's new third-party manufacturer and increased purchase volume. The increased sales prices were consistent with the Company's marketing strategy, implemented in fiscal 1994, to position the die-cast collectible line as a limited production collectible.

        During the years ended September 30, 1994 and 1995, selling, general and administrative expenses increased from $5,808,000 to $6,119,000, representing 34% and 23%, respectively, of net sales. The increase in such expenses resulted from increased expenditures in sales and marketing, particularly sales commissions and advertising, consistent with the Company's strategy to increase collector club membership and distributer sales. These increases were substantially offset by reductions in staff, officer, and administrative salaries as a result of the management changes and reductions commenced in the second quarter of fiscal 1994. Additionally, the Company experienced a reduction in operating costs, beginning in the third quarter of fiscal 1994, associated with the consolidation of the Company's operations from Florida, Georgia, and two locations in Arizona to a single facility in Tempe, Arizona.

        Interest expense decreased from $215,000 to $184,000, respectively, during the years ended September 30, 1994 and 1995. The decrease in interest expense resulted primarily from the conversion of the Debentures into shares of the Company's Common Stock prior to May 31, 1995.

Seasonality

        Sales of collectibles and motorsports consumer products are lowest in the fourth calendar quarter, corresponding with the end of the racing season.

Liquidity and Capital Resources

        The Company's working capital position increased to $13,179,000 at March 31, 1996 from $11,922,000 at September 30, 1995. This increase is primarily attributable to results from operations and proceeds of approximately $868,000 from the exercise of certain stock options and warrants.

        The Company used net cash of approximately $1,892,000 from operations during the six months ended March 31, 1996, primarily due to increases in accounts receivable attributable to large-volume sales of die-cast collectibles to several racing personalties for initial stocking of trackside souvenir trailers, reductions of income taxes payable, investment in inventory for the 1996 racing season, and royalty advances paid on new and existing multi-year license agreements.

        Capital expenditures for the year ended September 30, 1995 totalled approximately $3,024,000, of which approximately $2,400,000 was utilized for the Company's continued investment in tooling. Capital expenditures for the six-month period ended March 31, 1996 totalled approximately $2,378,000, of which approximately $1,687,000 was utilized for the Company's continued investment in tooling.

        During the quarter ended March 31, 1995, the Company completed the sale of 500 shares of Class A Preferred Stock at a purchase price of $2.0 million to an affiliate of its principal manufacturer of die-cast collectibles. The sale was effected primarily as a long-term strategic transaction intended to align the interests of the manufacturer with those of the Company. The shares of Class A Preferred Stock do not receive dividends unless dividends are paid on shares of the Company's Common Stock. The shares are convertible into an aggregate of 1,000,000 shares of Common Stock commencing in May 1996. The Company will have the right to redeem the Class A Preferred Stock after the date on which the Class A Preferred Stock has become convertible into Common Stock and other conditions have been satisfied. In order to avoid any conflict of interest arising from the holder's status as the Company's principal manufacturer, the shares are subject to a voting trust under which Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer, serves as voting trustee. Of the $2.0 million in proceeds, the Company utilized approximately $1.0 million to purchase tooling used in the manufacture of its die-cast collectibles and approximately $1.0 million for working capital.

        On May 31, 1995, the Company redeemed 1993 Warrants to purchase an aggregate of 3,229,462 shares of Common Stock for an aggregate payment of
$403,683, pursuant to the terms of such warrants. Certain holders of 1993 Warrants exercised warrants to purchase an aggregate of 163,670 shares of Common Stock prior to the redemption, with total proceeds to the Company of approximately $613,000.

        During fiscal 1995, the Company issued an aggregate of 857,216 shares of Common Stock upon exercise of warrants with exercise prices ranging from $1.25 to $3.75 per share, resulting in total proceeds to the Company of approximately $2,308,000. During fiscal 1995, the Company also issued 541,000 shares of Common Stock upon exercise of employee stock options, with total proceeds to the Company of approximately $1,280,000. The Company recorded a decrease in deferred tax liability of approximately $716,000 and a corresponding increase in additional paid-in capital as a result of the exercise of certain employee stock options.

        On April 18, 1995, the Company announced that, pursuant to the terms of the Debentures, it would redeem all of the then-outstanding $1,775,000 of principal amount of Debentures that remained outstanding on May 31, 1995. The holders of all outstanding Debentures converted such Debentures into an aggregate of 1,014,272 shares of the Company's Common Stock, at a conversion price of $1.75 per share, prior to the redemption date.

        Effective March 31, 1995, the Company sold certain of its assets related to its mini vehicle product line to Motorsports Promotions, Inc. ("MPI"), an unrelated company. The assets sold consisted primarily of accounts receivable, inventory, tooling, and equipment. The purchase agreement provided for total consideration of $1,324,712, consisting of $237,567 in cash, assumed liabilities of $52,891, and a promissory note for $1,034,254, subject to certain adjustments. Effective November 1995, the Company and MPI agreed to adjust the total consideration to $1,051,646. The Company recorded a non-operating gain of approximately $290,000 on this transaction in the second quarter of fiscal 1995. As a result of the purchase price adjustment described above, the Company reduced the gain such that no gain or loss was recorded on this transaction for fiscal 1995.

        In December 1994, Fred W. Wagenhals advanced $300,000 to the Company in order to enable the Company to make certain advance royalty payments related to license agreements entered into by the Company for die-cast products to be marketed by the Company beginning in the second quarter of fiscal 1995. The Company issued a promissory note to Mr. Wagenhals for the advance, bearing interest, at 9% per annum, providing for monthly payment of accrued interest, and calling for the payment of the principal no later than March 31, 1995. The Company repaid the note in full on February 9, 1995.

        In March 1995, the Company signed an international letter of credit agreement with a foreign bank. The international letter of credit agreement provides the Company's supplier of die-cast collectible products with security for the Company's purchase orders, up to a limit of $3.5 million. The agreement also provides for an import cash line of credit of $1.0 million, which allows the Company to finance its imports for up to 90 days from the date of shipment. As of March 31, 1996, there were no amounts outstanding on the import cash line of credit. Total purchase commitments of approximately $3.5 million at March 31, 1996 are secured by the assets of the Company, a restricted deposit of $500,000 that the Company is required to maintain with the bank, and the assignment of any proceeds that may be paid on the $3.0 million key person life insurance policy on Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer.

        The Company is one of approximately 30 defendants in a lawsuit in which the State of Arizona is seeking recovery of certain clean-up costs under federal and state environmental laws. See "Business - Litigation." The Company is vigorously defending this lawsuit on various bases, including that neither the Company nor any of its predecessors has produced or arranged for the transportation of hazardous substances as alleged by the state. The imposition of damages in the case against the Company could have a material adverse effect on the Company's earnings and liquidity.

        In December 1995, a lawsuit was instituted against the Company, the Company's Chief Executive Officer, and others alleging that the Company, the Company's Chief Executive Officer, and others breached contractual and other duties and appropriated certain business opportunities of a dissolved Arizona corporation. The Company believes the complaint is without merit and is vigorously defending the lawsuit. See "Business - Litigation."

        The Company's current cash resources, letter of credit facility, and expected cash flow from operations are expected to be sufficient to fund the Company's capital needs during the next 12 months at its current level of operations. However, the Company may be required to obtain additional capital to fund its planned growth during such 12-month period or thereafter, particularly to provide guarantees under licensing arrangements or to obtain international letters of credit in connection with purchase orders from its off-shore manufacturer of die-cast collectibles. Potential sources of any such capital may include the proceeds from the exercise of outstanding options, bank financing, strategic alliances, and additional offerings of the Company's equity or debt securities. There can be no assurance that such capital will be available from these or other potential sources, and the lack of such capital could have a material adverse affect on the Company's business.

                                    BUSINESS

Overview

        The Company designs and markets collectible and consumer products that are intended to capitalize on the increasing interest in motorsports. The Company currently markets die-cast and pewter collectibles, which are miniature replicas of motorsports vehicles and other items, and designs and markets consumer items, which include drink bottles, key chains, and air fresheners. The Company also develops product promotional programs that feature its die-cast collectibles or other products as premium awards intended to increase brand awareness of third parties' products. The Company markets its motorsports collectibles and consumer items pursuant to license arrangements with popular race drivers, car owners, car sponsors, and automobile manufacturers. The Company's motorsports collectibles and consumer products are manufactured by third parties utilizing the Company's designs, tools and dies.

        The popularity of motorsports with consumers has resulted in significant growth in the motorsports industry. The Company designs its products and promotional programs primarily to capitalize on the growing interest in motorsports. According to The Wall Street Journal, approximately 5.3 million fans attended the 31 races of the Nascar Winston Cup series in 1995. Forbes magazine has reported that another 14 million fans watched the Winston Cup races on television. The Wall Street Journal reported that sales of Nascar-licensed goods have grown ninefold during the 1990s to more than $500 million per year and are expected to reach $1.0 billion by 1998. According to Nascar, 25% of the Fortune 100 companies utilize motorsports sponsorship or advertising as part of their marketing strategies.

        Historically, the Company has designed and marketed die-cast collectibles that primarily feature Nascar drivers and vehicles. In 1995, the Company began expanding its lines of die-cast collectibles to include other types of motorsports vehicles, including drag racing and Nascar's new "Super Truck" series. The Company focuses on developing long-term relationships with and engages in aggressive efforts to license the most popular drivers in each top racing category as well as their car owners, car sponsors, car manufacturers, and others in the motorsports industry. The Company has license agreements with many of the most popular Nascar race drivers, including seven-time Winston Cup champion Dale Earnhardt and 1995 Winston Cup champion Jeff Gordon. In 1995, the Company and an operating division of R.J. Reynolds Tobacco Company entered into a non-exclusive license agreement that gives the Company the right to include the "Winston Cup," "Winston Racing," and "Winston NHRA Drag Racing" logos on the packaging for all of the Company's die-cast collectibles of racing vehicles that participate in those programs. The Company believes that its license agreements with notable Nascar and other motorsports personalities and its affiliation with Winston Cup racing and other popular sponsors significantly enhance the collectible value and marketability of its products.

        The Company continually seeks to develop exciting and progressive new products. During 1995, the Company introduced its line of 1:43-scale hand-sculpted, high quality pewter replicas. Recently, the Company also expanded its line of die-cast and pewter collectibles by adding highly popular collections, including replicas of the most popular Chevrolet Corvettes produced during each of the years from 1953 to 1993 and replicas of the cars driven by each of the Winston Cup Series champions during the past 25 years.

Development of the Company

        The Company was incorporated in Arizona in May 1992 to acquire the operating assets of Action Products, Inc. ("API"). API, which had been founded in 1986 by Fred W. Wagenhals (the Company's Chairman of the Board, President, and Chief Executive Officer), engaged in the manufacture and sale of pedal, electric, and gas-powered mini vehicles. In November 1991, API's principal creditor declared API in default and installed a receiver to manage API's operations. The creditor took possession of all operating assets of API in May 1992 in partial satisfaction of API's debt and thereafter sold such assets to the Company. The Company began the manufacture and marketing of mini vehicles in May 1992.

        In May 1992, the Company acquired 100% of the common stock of Race Z, Inc. ("RZI"). Fred W. Wagenhals founded and was the sole shareholder of RZI at the time of the acquisition. Following the acquisition, the Company continued RZI's business of staging M-CarTM Grand Prix Races for charitable organizations.

        In May 1992, the Company also acquired the operating assets and assumed the liabilities of Mini Wheels West ("MWW"). MWW engaged in the business of the resale of die-cast collectibles that it purchased from Action Performance Sales, Inc. ("APS"). In July 1992, the Company began marketing a line of die-cast miniature replicas of actual racing vehicles and other racing accessories and collector cards formerly sold by the die-cast collectibles division ("APS Division") of APS. The APS Division ceased operations in June 1992. Fred W. Wagenhals founded and was the sole shareholder of APS. There was no relationship between the Company and the APS Division at any time except for the common ownership by Mr. Wagenhals and the cessation of the operations of the APS Division and the assumption of its operations by the Company in July 1992.

        The Company acquired 100% of the common stock of Racing Collectables, Inc. ("RCI") and Racing Collectables Club of America, Inc. ("RCCA") in July 1993. RCI engaged in the wholesale marketing of die-cast products and RCCA operated a die-cast collectors' club for motorsport enthusiasts. The terms of the acquisition (including the valuation of the stock of RCI and RCCA) were determined by negotiations between representatives of RCI and RCCA on the one hand and the Company on the other hand. RCI and RCCA were unaffiliated competitors of the Company prior to their acquisition by the Company.

        In August 1994, the Company acquired certain assets and liabilities of Fan Fueler, Inc. and began marketing product lines of licensed motorsports consumer items that include drink bottles, key chains, and air fresheners. The terms of the acquisition, including the valuation of the assets and liabilities of Fan Fueler, Inc. acquired by the Company, were determined by negotiations between representatives of Fan Fueler, Inc. and representatives of the Company. No affiliation existed between Fan Fueler, Inc. and the Company at the time of the acquisition.

        In September 1994, the Company sold to M-Car, Incorporated the assets and liabilities related to its business of contracting with or licensing selected sponsors to stage events known as M-CarTM Grand Prix Races. From January 1994 until the date of the sale, Robert Scott Tremonti, the shareholder of M-Car, Incorporated, conducted sales and marketing services related to the Company's M-Car operations on a contractual basis with the Company. The contractual arrangement with Mr. Tremonti was terminated concurrently with the sale of the Company's M-CarTM operations. The Company conducted 17 M-CarTM Grand Prix Races during the year ended September 30, 1994.

        Effective March 31, 1995, the Company sold certain of its assets related to its mini vehicle product line to Motorsports Promotions, Inc. No affiliation existed between Motorsports Promotions, Inc. and the Company at the time of the sale.

Products

Die-Cast Miniature Replica Vehicles

        The Company markets collectible miniature replicas of motorsports-related vehicles that are constructed using die-cast bodies and chassis with free wheeling deluxe wheels and tires. The Company markets its die-cast racing collectibles pursuant to more than 300 active licenses with stock car and other drivers, car owners, and car sponsors as well as under license agreements with Ford Motor Company and several divisions of General Motors Corp. The die-cast collectibles offered by the Company relate to stock car, drag racing, "Super Truck," Indy car, dirt car, and sprint car racing. The Company's die-cast collectibles consist of (i) 1:64th and 1:24th scale replicas of actual racing vehicles; (ii) 1:96th and 1:64th scale racing vehicle transporters; (iii) a 1:16th scale pit wagon; and (iv) 1:24th scale dually trucks with trailers. The Company offers its die-cast collectibles primarily through retail dealers, through its collectors' club, and as promotional and specialty advertising items. See "Business - Sales and Marketing."

        Historically, the Company has designed and marketed die-cast collectibles that primarily feature drivers and vehicles from the Nascar Winston Cup series. During fiscal 1995, the Company began development of several new lines of die-cast collectibles that feature replicas of vehicles from other popular motorsports. The Company successfully introduced its line of Winston NHRA Top Fuel Dragster replicas, with sales of approximately $500,000 and $1.7 million, respectively, in fiscal 1995 and the first six months of fiscal 1996. The Company also successfully introduced a line of die-cast collectible replicas from the popular new Nascar "Super Truck" series. In addition, in 1995 the Company entered into a license agreement that gives it the non-exclusive right to include the "Winston Cup," "Winston Racing," and "Winston NHRA Drag Racing" logos on the packaging for all of its die-cast collectibles of racing vehicles that participate in those programs. See "Business - Licenses."

        The Company invested approximately $2.4 million and $1.7 million, respectively, in tooling for its proprietary line of die-cast collectibles in fiscal 1995 and the first six months of fiscal 1996, which increased its total investment in die-cast tooling to approximately $5.5 million and $7.2 million at September 30, 1995 and March 31, 1996, respectively. The Company believes the breadth and quality of the tooling program provides the Company with a competitive advantage in the motorsports collectible market. In addition, the Company has taken various steps, and continually evaluates additional measures, designed to enhance the collectible value and appeal of its products. These measures include (i) designing die-cast collectibles that include features that are not offered by the Company's competition; (ii) limiting the quantities of a particular item that it produces and sells; (iii) specifying on the packaging material of each die-cast collectible the quantity of that limited-edition item actually produced; (iv) offering certain items only through the Company's collectors' club; and (v) designing and developing new packaging concepts to improve the display of each collectible item.

Pewter Replica Vehicles

        During 1995, the Company introduced a line of limited edition, hand-crafted 1:43rd scale solid pewter replicas of race cars for sale through its collectors' club. The Company's pewter replicas feature crisply detailed wheels, chassis, and body elements, including the driver's name, car number, and sponsors' logos and decals. The Company stamps a serial number on each of its limited-edition pewter collectibles in order to enhance its value and packages each pewter replica vehicle in a display case that includes literature featuring the driver's photograph and details of the driver's racing accomplishments. The Company sold approximately $1.1 million and $321,000 of pewter replicas of cars driven by 10 of the most popular Nascar Winston Cup drivers in fiscal 1995 and the first six months of fiscal 1996, respectively. Recently, the Company announced that it will produce a complete set of 1:64th scale pewter replicas of the cars driven by each of the Winston Cup Series champion drivers during the past 25 years.

Motorsports Consumer Products

        The Company markets various licensed motorsports consumer products, including a 32-ounce "Fan Fueler" motorsports drink bottle in the shape of the fuel cans used to refill race cars during pit stops, a "Fan Freshener" automobile air freshener, and pewter key chains in the shape of race cars and fuel cans. Each of the motorsports consumer products features the name and car number of a popular race car driver. The Company intends to acquire licenses with additional drivers and to develop new items for its motorsports consumer products. The Company designs its motorsports consumer products primarily for high-volume distribution through retail outlets. See "Business - Sales and Marketing."

Sales and Marketing

        The Company markets its die-cast and pewter collectibles (i) to approximately 5,000 retail dealers through a wholesale distributor network; (ii) directly to motorsports enthusiasts through its collectors' club; and (iii) as promotional or specialty advertising items. The Company strives to enhance the demand for and to increase the value of its collectible products by offering limited numbers of each item. The Company markets its motorsports consumer products primarily for mass distribution through major discount and department stores, retail automotive product outlets, and convenience stores.

Wholesale Distribution of Die-Cast Collectibles

        The Company markets its collectibles on a wholesale basis through approximately 50 distributors operating in the continental United States. The distributors solicit orders for the Company's products from approximately 5,000 retail dealers throughout the United States. The retail dealers include hobby shops, stores specializing in collectible items (such as trading cards), and souvenir vendors that attend various racing events. Employees of the Company attend several trade shows each year in an effort to attract new retail dealers to its network.

        The Company advertises its die-cast collectibles in newspapers and magazines covering motorsports and the collectibles markets. These advertisements encourage consumers to contact the nearest retail dealer to purchase the Company's die-cast collectibles. The Company also takes measures to increase consumer awareness of its products through radio and television advertising, including promotion of its collectibles on "home shopping" television programs and personal appearances on popular television programs of interest to motorsports enthusiasts.

Collectors' Club

        The Company markets its die-cast and pewter collectibles through its Racing Collectables Club of America, a motorsports collectible club that offers the Company's motorsports collectibles exclusively to members. The Company strives to increase collector interest in its products and enhance its products' value as collectibles by (i) offering certain items exclusively through its collectors' club, and not through any other distribution network; (ii) producing a limited number of each collectible; and (iii) limiting the number of a particular item which each member may purchase. The Company advertises its collectors' club in publications that focus on motorsports or the collectibles industry and through limited radio and television advertisements. These efforts have enabled the Company to increase membership in its collectors' club from approximately 15,000 members in August 1993 to approximately 40,000 and 52,000 members as of September 30, 1995 and March 31, 1996, respectively.

        Members of the Company's collectors' club pay a lifetime membership fee that entitles them to receive membership premiums, a bi-monthly magazine, catalogs, and other special sales materials highlighting the Company's collectibles and other products. The Company employs customer service representatives and an automated call distribution telephone system to take membership applications, take customer orders for collectibles, and handle other customer inquiries. In October 1995, the Company completed the installation of a $1.0 million telephone and computer system that combines telemarketing functions, computerized order processing, and automated warehouse operations in order to enable the Company to more effectively and efficiently answer and process telephone orders to its collectors' club. The Company installed its new telephone and computer system in order to accommodate the significant growth in club membership and the increasing volume of telephone orders that it has experienced as well as to provide the infrastructure that may be required to handle an increased volume of calls resulting from its accelerated advertising efforts, its association with Winston Cup Racing, and other new collectible product programs.

Promotional and Specialty Advertising Sales

        The Company offers promotional programs in which customers' names, logos, or messages are decalled, imprinted or otherwise prominently displayed to a target audience, thereby generating product and name recognition. The Company from time to time develops promotional programs with major oil companies and other consumer products companies. Promotional programs typically involve the use by these companies of die-cast collectibles or other consumer products as a low-cost or free premium award specifically designed to increase brand awareness. Such programs include a free die-cast collectible with the purchase of a primary product or a mail-in coupon offer for a consumer to receive a die-cast collectible after purchasing a company's consumer products. Die-cast collectibles sold as promotional items are not sold through the Company's wholesale distribution network or through its collectors' club. The Company plans to pursue future promotional programs and currently is in discussions with major stock car drivers and sponsors in its effort to develop such programs.

        During fiscal 1994, the Company derived approximately 16% of its net sales from promotional programs with Texaco Refining and Marketing, Inc. No customer accounted for more than 10% of the Company's sales in fiscal 1995. Although the Company may develop significant promotional programs with individual customers in the future, the Company currently does not anticipate that sales to any one customer will exceed 10% of the Company's net sales in subsequent periods.

Motorsports Consumer Product Sales

        The Company employs an in-house sales force and independent representatives to market its motorsports consumer products on a wholesale basis to automotive sections in major discount and department stores such as Walmart and K-Mart, to automotive retail stores, and to convenience stores. The Company also utilizes its die-cast collectible distribution network to market its motorsports consumer products on a wholesale basis to motorsports specialty shops and to souvenir vendors that attend various motor racing events. The Company currently is developing new motorsports consumer products for high-volume sales programs.

Manufacturing and Production

Die-cast Collectibles

        Beginning in 1993, the Company implemented a strategic program to develop a proprietary line of die-cast collectibles in order to eliminate its dependence on a competing manufacturer and supplier of die-cast products. The Company introduced its proprietary line of products in November 1993. From that time until December 1994, the Company obtained its die-cast collectibles under an exclusive manufacturing arrangement with a third-party manufacturer in the People's Republic of China. In December 1994, the Company entered into an exclusive manufacturing agreement with another third-party manufacturer in China. The term of the agreement currently extends through December 31, 1996 and automatically renews for successive one-year terms unless terminated by either party by giving written notice to the other party at least 90 days prior to the end of the then-current term. The Company owns a significant portion of the tooling that the third-party manufacturer uses to produce die-cast collectibles for the Company and has partial control over the production of its die-cast collectibles under the manufacturing agreement. Since April 1993, the Company has invested approximately $7.2 million for tooling used to produce its die-cast collectibles. The Company intends to make additional investments in tooling in order to support the growth of its business.

        During the quarter ended March 31, 1995, the Company completed the sale of 500 shares of Class A Preferred Stock to an affiliate of its principal manufacturer of die-cast collectibles, for a purchase price of $2.0 million. The sale was effected primarily as a long-term strategic transaction intended to align the interests of the manufacturer with those of the Company. See
"Management's Discussion and Analysis of Financial Condition and Results of Operation - Liquidity and Capital Resources." The Company believes that its overseas manufacturer of die-cast collectibles is dedicated to high quality and productivity as well as support for new product development.

        The Company designs each die-cast collectible that it markets. The Company's design artists take numerous photographs of the actual racing cars, trucks, and other vehicles to be produced as die-cast replicas. Working from these photographs, the Company's artists and engineers use computer software to create detailed scale renderings of the vehicles. After approval of the rendering by the vehicle owner or racing team sponsor, the Company supplies computerized renderings to its manufacturer in China. The manufacturer produces a sample or model, which the Company then inspects for quality and detail. After final approval, the manufacturer produces the die-cast replicas, packages them, and ships the finished products to the Company or, in certain instances, directly to the Company's customers.

Pewter Collectibles

        The Company arranges for the manufacture of its pewter collectibles on a purchase order basis with third-party manufacturers located in the United States. The production of these pewter collectibles does not require the Company to make an investment in tooling, as tooling costs are included as a portion of the cost of each unit produced.

Motorsports Consumer Products

        The  Company  owns  the  tooling  and  dies  used  to  manufacture   its
motorsports consumer products. The Company currently arranges for the manufacture of its motorsports consumer products on a purchase order basis with third-party manufacturers located in the United States. As the Company develops new motorsports consumer products, the Company intends to build or purchase the new tooling that will be required to permit the third-party manufacturers to produce those items.

Backlog

        The Company accepts orders from members of its collectors' club in advance of the arrival of certain collectible products from the manufacturers. The Company had outstanding orders for approximately $787,000 and $5.7 million of such products as of September 30, 1995 and March 31, 1996, respectively.

Trademarks and Patent Rights

        The   Company's   business  does  not  depend  on  trademark  or  patent
protection.

Licenses

        The Company focuses on developing solid relationships with and engages in aggressive efforts to license the most popular drivers and car owners in each top racing category, their sponsors, and others in the motorsports industry. The Company currently has licenses with more than 300 race car drivers, car owners, and car sponsors as well as with Ford Motor Company, several divisions of General Motors Corp., and PACCAR, Inc. (the manufacturer of Kenworth and Peterbilt trucks). The Company believes that its license agreements with top Nascar drivers, such as Dale Earnhardt, Jeff Gordon, Rusty Wallace, Mark Martin, Bill Elliot, Bobby Labonte, Sterling Marlin, and Geoff Bodine, significantly enhance the collectible value and marketability of its products.

        The licenses with race car drivers generally provide for a term of one year and permit the Company to use the driver's name, photograph or likeness, and autograph; the licenses with race car owners generally provide for a term of one year and permit the Company to use the car number and colors; the licenses with manufacturers provide for terms of two or more years and permit the Company to reproduce the cars or trucks themselves; and the license agreements with various sponsors generally provide for a three-year term and permit the Company to reproduce the sponsors' decals and logos as they appear on the cars or trucks. Depending upon the particular agreement, the individual licenses either renew automatically, may be renewed or extended upon written request by the Company, or expire at the end of the specified term. The agreements with the drivers, car owners, car and truck manufacturers, and car sponsors provide for payments by the Company to the licensors of either (i) a fixed dollar amount, which may include a substantial advance to the licensor; (ii) a fixed amount per item sold by the Company pursuant to the license; (iii) a percentage of the net sales for a program or a percentage of the Company's wholesale price per item sold by the Company pursuant to the license; or (iv) a combination of the above. License agreements with certain sponsors do not require payments by the Company to the licensors because of the advertising value provided to the licensor as a result of having its decals and logos displayed on the Company's products.

        During fiscal 1995, the Company and an operating division of R.J. Reynolds entered into a license agreement that gives the Company the non-exclusive right to include the "Winston Cup," "Winston Racing," and "Winston NHRA Drag Racing" logos on the packaging for all of the Company's die-cast collectibles of racing vehicles that participate in those programs and certain of the Company's motorsports consumer products. The agreement with R.J. Reynolds requires the Company to pay a fixed royalty amount per item sold by the Company pursuant to the license. The license agreement with R.J. Reynolds expires on December 31, 1997, subject to renewal for a two-year period at the option of R.J. Reynolds. The Company believes that its affiliation with Winston Cup racing and other Winston racing programs enhances the collectible value of its products and will enable the Company to create significant marketing opportunities in conjunction with R.J. Reynolds.

        During fiscal 1995 and the first six months of fiscal 1996, the Company incurred royalty expenses associated with its various licensing agreements of approximately $3.4 million and $1.5 million respectively. The Company constantly strives to renew existing agreements or to negotiate and enter into new license agreements with existing or new drivers, car owners, and car sponsors and to develop new product programs pursuant to its license agreements, in its effort to market lines of die-cast and other collectibles that its customers will find appealing.

Competition

        The motorsports collectible and consumer product industry is extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company believes that Racing Champions, Inc.,
Revell-Monogram, Inc., and The ERTL Company, Inc. constitute its principal competitors in the die-cast collectible industry. There are no significant barriers to entry to the collectible and consumer products industries. Emerging companies also may increase their participation in these markets. The Company's promotional products must compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards.

        The Company competes principally on the basis of the current popularity of motorsports and the cost, design, and delivery schedules of its products. There is no assurance that the Company will continue to be able to compete successfully in the future.

Seasonality

        Sales of die-cast motorsports collectibles and motorsports consumer products are lowest in the fourth calendar quarter, corresponding with the end of the racing season.

Nature of the Company's Markets

        The markets for the Company's products are subject to rapidly changing customer tastes, a high level of competition, and a constant need to create and market new products. Demand for motorsports products is influenced by the popularity of certain themes, cultural and demographic trends in society, marketing and advertising expenditures, and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. New motorsports products frequently can be successfully marketed for only a limited time. The Company may not always be able to respond to changes in customer demand because of the amount of time and financial resources that may be needed to bring new products to market. The inability to respond quickly to market changes would have an adverse impact on the Company. See "Business - Products," "Business - Sales and Marketing," "Business - Competition," and "Business - Seasonality."

Sources and Availability of Raw Materials

        The Company currently obtains all of its die-cast and pewter collectibles and motorsports consumer items pursuant to manufacturing arrangements as discussed elsewhere in this Prospectus. The Company believes that all of the raw materials and other supplies that are necessary for the manufacture and packaging of its products are readily available from multiple sources.

Environmental Matters

        The Company is one of approximately 30 defendants in a lawsuit in which the State of Arizona seeks recovery of certain clean-up costs under federal and state environmental laws. See "Business - Litigation." The imposition of damages on the Company could have a material effect on the Company.

Insurance

        The Company maintains a $2.0 million product liability insurance policy to cover the sale of its die-cast and other products. The Company maintains an additional $3.0 million in commercial umbrella liability coverage. The Company also maintains a $6.0 million insurance policy to cover its molds and dies located at its third-party manufacturer in China and a $12.0 million insurance policy to cover lost revenue in the event of certain interruptions of business with its overseas manufacturer of die-cast collectibles. The Company believes its insurance coverage is adequate.

Litigation

        On May 17, 1993, the State of Arizona (the "State") instituted a lawsuit against the Company and 29 other defendants in the United States District Court for the District of Arizona. The State seeks recovery of certain clean-up costs under federal and state environmental laws. Specifically, the State seeks recovery of expenses that it has incurred to date for an environmental investigation and clean-up of property formerly used as a site for recycling hazardous wastes. The State alleges that the property has been contaminated with hazardous substances. In addition, the State seeks a declaratory judgment that the Company and the other defendants are jointly and severally liable for all future costs incurred by the State for investigative and remedial activities, and seeks a mandatory permanent injunction requiring the Company to undertake appropriate assessment and remedial action at the property. The State has not specified the amounts it seeks to collect from the Company. The State alleges that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were predecessors of the Company that produced and arranged for the transportation of hazardous substances to the property involved in the lawsuit. The Company is defending this lawsuit on various bases including that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were not predecessors of the Company and that neither the Company nor any predecessor of the Company has ever produced or transported hazardous substances as alleged by the State. The State has settled a portion of its claims with respect to a large number of the other defendants to the lawsuit. The Company is not a party to that settlement. On February 1, 1995, a number of the defendants that agreed to the settlement with the State were granted leave to file, and subsequently did file a cross-claim against the Company seeking indemnity from the Company based on the same predecessor liability theory asserted by the State. The parties have conducted discovery limited to the issue of any defendant's status as a responsible party and regarding the Company's status as a successor corporation. The parties have filed cross-motions for summary judgment, which may resolve part or all of the Company's involvement in the lawsuit. The court has set a hearing date of September 30, 1996 for these motions. In the event that a decision adverse to the Company is rendered, and in the event that the Company has no insurance coverage with respect to these claims, the resolution of such matter could have a material adverse effect on the Company.

        A lawsuit, purportedly on behalf of Action Products, Inc., a dissolved Arizona corporation, has been instituted against the Company, Fred W. Wagenhals, and others in the United States District Court for the District of Arizona (Case No. CIV 95-2926 PHX RCB). The complaint alleges that the Company, Mr. Wagenhals, and others breached contractual and other duties to API and appropriated certain business opportunities of API. The complaint requests damages, including punitive and treble damages, in an unspecified amount. The Company believes the complaint is without merit for various reasons including the execution of a general release, dated September 1, 1992, by API in favor of the Company, Mr. Wagenhals, and others. The Company and Mr. Wagenhals are vigorously defending the lawsuit.

Employees

        At March 31, 1996, the Company employed approximately 81 persons, all of whom were employed full-time. Of the 81 persons employed by the Company, 6 were engaged in product development, 33 in sales and marketing, 3 in licensing activities, 13 in warehouse functions, and 26 in administrative functions, including the Company's executive officers. The Company has experienced no work stoppages and is not a party to a collective bargaining agreement. The Company believes that it maintains good relations with its employees.


                                   PROPERTIES

        The Company leases a facility in Tempe, Arizona, containing approximately 32,000 square feet. The Company uses approximately 14,000 square feet of the facility for offices and 18,000 square feet for warehouse space and packaging operations. The term of the lease expires in December 2003. Fred W. Wagenhals, Chairman of the Board, President, and Chief Executive Officer of the Company, currently owns a one-third interest in F.W. Investments, a partnership which owns this facility. The Company believes that the lease payments for this facility are comparable to an amount it would pay to an unaffiliated party for comparable space.

                                   MANAGEMENT

        The following table sets forth certain information regarding the directors and executive officers of the Company.

        Name                         Age                            Position Held
        ----                         ---                            -------------
Fred W. Wagenhals                    54                   Chairman of the Board, President, and Chief
                                                          Executive Officer
Tod J. Wagenhals                     32                   Executive Vice President, Secretary,
                                                          and Director
Christopher S. Besing                35                   Vice President, Chief Financial Officer,
                                                          Treasurer, and Director
Russell W. Leicht, Jr.               33                   Vice President of Product Development
                                                          and Manufacturing, and Director
Jack M. Lloyd                        46                   Director
Robert H. Manschot                   53                   Director

        Fred W. Wagenhals has been Chairman of the Board, President, and Chief Executive Officer of the Company since November 1993 and served as Chairman of the Board and Chief Executive Officer from May 1992 until September 1993 and as President from July 1993 until September 1993. Mr. Wagenhals co-founded Racing Champions, Inc. in April 1989 and served as a director of that company until April 1993. From October 1990 until May 1992, Mr. Wagenhals served as Chairman of the Board and Chief Executive Officer of Race Z, Inc. and Action Performance Sales, Inc., which were engaged in sales of promotional products and collectible items related to the racing industry. Mr. Wagenhals served as President of Action Products, Inc. ("API") from its inception in September 1986 until his resignation in October 1990 and as a director from September 1986 until his resignation in December 1992. API's principal creditor declared API in default and installed a receiver to manage API's operations in November 1991. The creditor took possession of all operating assets of API in May 1992 in partial satisfaction of API's debt and thereafter sold such assets to the Company.

        Tod J. Wagenhals has been a Vice President and Secretary of the Company since November 1993 and a director of the Company since December 1993. Mr. Wagenhals served in various marketing capacities with the Company from May 1992 until September 1993 and with APS from October 1991 until May 1992. Mr. Wagenhals was National Accounts Manager of API from January 1989 to October 1991. Mr. Wagenhals is the son of Fred W. Wagenhals.

        Christopher S. Besing has been a Vice President and the Chief Financial Officer of the Company since January 1994, a director of the Company since May 1995, and has served as Treasurer of the Company since February 1996. Prior to joining the Company, Mr. Besing held several financial positions with Orbital Sciences Corporation ("OSC") from September 1986 to December 1993, most recently as Director of Accounting and Controller of OSC's Launch Systems Group in Chandler, Arizona. Prior to joining OSC, he was employed by Arthur Andersen and Co. from January 1985 to August 1986. Mr. Besing is a Certified Public Accountant.

        Russell W. Leicht, Jr. has been Vice President of Product Development and Manufacturing and a director of the Company since May 1995. From November 1993 to May 1995, Mr. Leicht served as General Manager of the Company's collectors' club offering certain of the Company's die-cast collectible products. Mr. Leicht also served as a director of the Company during November and December 1993. From January 1993 to September 1993, Mr. Leicht was a consultant to the Company engaged in licensing and product development activities. Prior to joining the Company, Mr. Leicht served as President of New Asheville Speedway in Asheville, North Carolina, from 1981 to December 1992.

        Jack M. Lloyd has been a director of the Company since July 1995. Mr. Lloyd has served as the President and Chief Executive Officer of DenAmerica Corp., a publicly held corporation which is the largest franchisee of Denny's restaurants in the United States, since March 1996. Mr. Lloyd served as the Chairman of the Board and Chief Executive Officer of Denwest Restaurant Corp. ("Denwest"), the second largest franchisee of Denny's restaurants in the United States, from 1987 until its merger with DenAmerica Corp. in March 1996. Mr. Lloyd also served as President of Denwest from 1987 until November 1994. Mr. Lloyd engaged in commercial and residential real estate development and property management as president of First Federal Investment Corporation during the early and mid-1980s. Mr. Lloyd also held senior management positions in accounting, financing and budgeting in Texas Utilities.

        Robert H. Manschot has been a director of the Company since July 1995. Mr. Manschot currently serves as President and Chief Executive Officer of the United Kingdom division of Seceurop Group and engages in business consulting services and venture capital activities. Mr. Manschot served as President and Chief Executive Officer of Rural/Metro Corporation ("Rural/Metro"), a publicly held provider of ambulance and fire protection services, from October 1988 until March 1995. Mr. Manschot joined Rural/Metro in October 1987 as Executive Vice President, Chief Operating Officer and a member of its Board of Directors. Mr. Manschot was with the Hay Group, an international consulting firm, from 1978 until October 1987, serving as Vice President and a partner from 1984, where he led strategic consulting practices in Brussels, Asia, and the western United States. Prior to joining the Hay Group, Mr. Manschot spent 10 years with several leading international hotel chains in senior operating positions in Europe, the Middle East, Africa, and the United States.

Executive Compensation

        The following table sets forth certain information concerning the compensation for the fiscal years ended September 30, 1993, 1994, and 1995 earned by the Company's Chief Executive Officer and by the Company's other executive officer whose cash salary and bonus exceeded $100,000 during the last fiscal year (the "Named Officers"). No other officer of the Company received compensation of $100,000 or more during fiscal 1995.

                                  SUMMARY COMPENSATION TABLE

                                                                                  Long Term
                                                                                 Compensation
                                                                                --------------
                                                                                    Awards
                                                                                --------------
                                                      Annual Compensation         Securities      All Other
                                                    -----------------------       Underlying     Compensation
Name and Principal Position            Year         Salary($)(1)    Bonus($)     Options(#)(2)      ($)(3)
- ---------------------------           -----         ------------    --------    --------------     -------
Fred W. Wagenhals                      1995           $164,423      $23,000         50,000           $3,173
  Chairman of the Board, President,    1994            150,000          --          40,000              --
  and Chief Executive Officer          1993             79,473          --         200,000              --

Harvey J. Turner(4)                    1995           $110,384      $15,000            --            $2,508
  Executive Vice President, Chief      1994             57,692          --         260,000              --
  Operating Officer, and Director

- ----------
(1) Messrs. Wagenhals and Turner also received certain perquisites, the value of which did not exceed 10% of their salary and bonus during fiscal 1995.
(2) The exercise price of all stock options granted were equal to the fair market value of the Company's Common Stock on the date of grant.
(3) Amounts shown for fiscal 1995 represent matching contributions made by the Company to the Company's 401(k) Plan.

(4) Mr. Turner joined the Company as an officer in November 1993 and became a director of the Company in December 1993. Mr. Turner resigned as an officer and director of the Company on April 30, 1995.

        The following table provides information on stock options granted to the Company's Named Officers during the fiscal year ended September 30, 1995.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                            Individual Grants
- ----------------------------------------------------------------------------------------------------------
                                       Number of
                                      Securities        % of Total
                                      Underlying          Options       Exercise
                                        Options         Granted in        Price
Name                                 Granted (#)(1)     Fiscal Year      ($/Sh)       Expiration Date
- ----                                 --------------     -----------      ------       ---------------

Fred W. Wagenhals                       50,000             12.5%          $5.25       August 4, 2001
  Chairman of the Board, President,
  and Chief Executive Officer

Harvey J. Turner(2)                       --                --             --                 --
  Executive Vice President, Chief
  Operating Officer, and Director

- ----------------
(1) The options were granted at the fair value of the shares on the date of grant, became immediately exercisable, and have a six-year term.
(2) Mr. Turner joined the Company as an officer in November 1993 and became a director of the Company in December 1993. Mr. Turner resigned as an officer and director of the Company on April 30, 1995.

        The following table provides information on options exercised in the last fiscal year by the Company's Named Officers and the value of each such officer's unexercised options at September 30, 1995.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                      OPTION VALUE AS OF SEPTEMBER 30, 1995

                                                             Number of Securities         Value of Unexercised
                                                            Underlying Unexercised        In-the Money Options
                                                         Options at Fiscal Year-End (#) at Fiscal Year-End ($)(1)
                          Shares Acquired      Value     ----------------------------- --------------------------
Name                      on Exercise (#)   Realized ($) Exercisable    Unexercisable  Exercisable   Unexercisable
- ------------------------  ---------------   ------------ -----------    -------------  -----------   -------------

Fred W. Wagenhals               -0-             -0-        290,000               -0-   $1,852,500         -0-
  Chairman of the Board,
  President, and Chief
  Executive Officer

Harvey J. Turner(2)           260,000       $1,206,537       --                   --        --            --
  Executive Vice President,
  Chief Operating Officer,
  and Director

- ----------------

(1) Calculated based upon the closing price as reported on the Nasdaq National Market on September 29, 1995 of $8.50 per share.
(2) Mr. Turner joined the Company as an officer in November 1993 and became a director of the Company in December 1993. Mr. Turner resigned as an officer and director of the Company on April 30, 1995. Mr.
        Turner exercised options to purchase 260,000 shares of the Company's Common Stock subsequent to his resignation as an officer and director of the Company.

401(k) Profit Sharing Plan

        In October 1994, the Company established a defined contribution plan (the "401(k) Plan") that qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under the 401(k) Plan, participating employees may defer from 1% to 15% of their pre-tax compensation, subject to the maximum allowed under the Internal Revenue Code. The Company will contribute $.50 for each dollar contributed by the employee, up to a maximum contribution of 2% of the employee's defined compensation. In addition, the 401(k) Plan provides that the Company may make an employer profit sharing contribution in such amounts as may be determined by the Board of Directors. The Company does not have a long-term incentive plan or a defined benefit or actuarial plan and has never issued any stock appreciation rights.

1993 Stock Option Plan

        The Company's 1993 Stock Option Plan, as amended (the "1993 Plan") provides for the granting of options to acquire Common Stock of the Company ("Options"), the direct granting of Common Stock ("Stock Awards"), the granting of stock appreciation rights ("SARs"), and the granting of other cash awards ("Cash Awards") (Stock Awards, SARs, and Cash Awards are collectively referred to herein as "Awards"). The 1993 Plan is intended to comply with Rule 16b-3 as promulgated under the Exchange Act with respect to persons subject to Section 16 of the Exchange Act. The Company believes that the 1993 Plan is important in attracting and retaining executives and other key employees and constitutes a significant part of the compensation program for key personnel, providing them with an opportunity to acquire a proprietary interest in the Company and giving them an additional incentive to use their best efforts for the long-term success of the Company. The 1993 Plan will remain in effect until September 24, 2001.

        A maximum of 2,000,000 shares of Common Stock of the Company may be issued under the 1993 Plan. As of March 31, 1996, an aggregate of 966,500 shares of the Company's Common Stock has been issued upon exercise of Options granted pursuant to the 1993 Plan, and there were outstanding Options to acquire an additional 1,024,100 shares of the Company's Common Stock. If any Option or SAR terminates or expires without having been exercised in full, stock not issued under such Option or SAR will again be available for the purposes of the 1993 Plan. If any change is made in the stock subject to the 1993 Plan, or subject to any Option or SAR granted under the 1993 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1993 Plan provides that appropriate adjustments will be made as to the maximum number of shares subject to the 1993 Plan and the number of shares and exercise price per share of stock subject to outstanding Options.

        Options and Awards may be granted only to persons ("Eligible Persons") who at the time of grant are either (i) key personnel (including officers) of the Company or its subsidiaries, or (ii) consultants and independent contractors who provide valuable services to the Company or to its subsidiaries. Directors who are not employees of the Company are ineligible to receive Options or Awards except under the Automatic Program described below. Options that are incentive stock options may only be granted to key personnel of the Company (or its subsidiaries) who are also employees of the Company (or its subsidiaries). To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code. There is no restriction as to the number of Options or Awards that can be granted to any one employee (including officers) or as to the maximum number of shares with respect to which Options or Awards can be granted to any one employee (including officers).

        To exercise an Option, the optionholder will be required to deliver to the Company full payment of the exercise price for the shares as to which the option is being exercised. Generally, options can be exercised by delivery of cash, bank cashier's check or shares of Common Stock of the Company.

        Unless otherwise authorized by the Board of Directors in its sole discretion, Options granted under the 1993 Plan are nontransferable other than by will or by the laws of descent and distribution upon the death of the optionholder and, during the lifetime of the optionholder, are exercisable only by such optionholder. Unless the terms of the stock option agreement otherwise provide, in the event of the death or termination of the employment or services of the participant (but never later than the expiration of the term of the Option) Options may be exercised within a one-month period. If termination is by reason of disability, however, Options may be exercised by the optionholder or the optionholder's estate or successor by bequest or inheritance during the period ending one year after the optionholder's retirement (but not later than the expiration of the term of the option). Termination of employment at any time for cause immediately terminates all Options held by the terminated employee.

        The 1993 Plan includes an Automatic Program that provides for the automatic grant of stock options ("Automatic Options") to non-employee directors. Each non-employee director serving on the Board of Directors on the date the amendments to the 1993 Plan providing for the Automatic Program were approved by the Company's shareholders received Automatic Options to acquire 10,000 shares of Common Stock on that date, and each subsequently newly elected non-employee member of the Board of Directors will receive Automatic Options to acquire 10,000 shares of Common Stock on the date of his or her first appointment or election to the Board of Directors. In addition, Automatic Options to acquire 8,000 shares of Common Stock will be automatically granted to each non-employee director at the meeting of the Board of Directors held immediately after each annual meeting of shareholders. All Automatic Options vest and become exercisable immediately upon grant. A non-employee member of the Board of Directors is not eligible to receive the 8,000-share Automatic Option grant if that option grant date is within 30 days of such non-employee member receiving the 10,000-share Automatic Option grant. The exercise price per share of Common Stock subject to Automatic Options granted under the 1993 Plan will be equal to 100% of the fair market value of the Company's Common Stock (as defined in the 1993 Plan) on the date such options are granted. The Company believes that the automatic grant of stock options to non-employee directors is necessary to attract, retain and motivate independent directors. The non-discretionary feature is intended to satisfy the requirements of rules adopted under the Exchange Act.

        The Company also may grant Awards to Eligible Persons under the 1993 Plan. SARs entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of Common Stock from the price stated in the award agreement to the market value of the Common Stock on the date first exercised or surrendered. Stock Awards entitle the recipient to directly receive Common Stock. Cash Awards entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of the Common Stock or other securities of the Company.

Employment Agreements

        In January 1993, the Company entered into a three-year employment agreement with Fred W. Wagenhals, the Company's Chairman of the Board, President and Chief Executive Officer. The agreement with Mr. Wagenhals provided for a minimum annual salary of $150,000. Under the terms of the employment agreement, the Company also granted Mr. Wagenhals options to purchase 200,000 shares of Common Stock. The Company and Mr. Wagenhals currently are negotiating a new three-year employment agreement.

        The Company offers its employees  medical and life  insurance  benefits.
The executive officers and other key employees of the Company, including directors who also are employees of the Company, are eligible to receive stock options under the Company's stock option plan. See "Management - 1993 Stock Option Plan."

Directors' Compensation

        Employees of the Company do not receive compensation for serving as members of the Company's Board of Directors. Independent directors receive $2,500 for each meeting attended in person. All directors are reimbursed for their expenses in attending meetings of the Board of Directors. Directors who are employees of the Company are eligible to receive stock options pursuant to the Company's 1993 Stock Option Plan. Pursuant to the 1993 Plan, each non-employee director of the Company receives an automatic grant of options to acquire 10,000 shares of the Common Stock on the date of his or her election or appointment as a director. Non-employee directors also receive an automatic grant of options to purchase 8,000 shares of Common Stock on the date of the meeting of the Board of Directors held immediately after each subsequent annual meeting of the shareholders of the Company. See "Management - 1993 Stock Option Plan."

Limitation of Directors' Liability; Indemnification of Directors, Officers, Employees, and Agents

        The Company's Restated Articles eliminate the personal liability of any director of the Company to the Company or its shareholders for money damages for any action taken or failure to take any action as a director of the Company, to the fullest extent allowed by the Arizona Business Corporation Act (the "Business Corporation Act"). Under the Business Corporation Act, directors of the Company will be liable to the Company or its shareholders only for (a) the amount of a financial benefit received by the director to which the director is not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) certain unlawful distributions to shareholders; and (d) an intentional violation of criminal law. The effect of these provisions in the Restated Articles is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover money damages from a director for all actions or omissions as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

        The Company's Restated Articles require the Company to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Business Corporation Act. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the
Business Corporation Act, subject to the requirements of the Business Corporation Act. In addition, the Company may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Corporation Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Company, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Company is required to indemnify to the fullest extent required by the Business Corporation Act.


                              CERTAIN TRANSACTIONS

        In November 1993, Fred W. Wagenhals advanced the Company $473,000. This advance was made to enable the Company to cover advance production costs on the manufacture of certain die-cast promotional programs. The Company issued a promissory note to Mr. Wagenhals in the amount of the advance, bearing interest at 8% per annum. As of September 30, 1994, the promissory note was paid in full.

        In November 1993, the Company entered into an agreement with Action Performance Sales, Inc., Fred W. Wagenhals, and Edward M. Topham and Bruce S. Gill, former officers and directors of the Company. The agreement was subsequently modified in March 1994. Pursuant to the modified agreement, (i) Mr. Wagenhals and his designees purchased 39,822 shares of the Company's Common Stock from Mr. Gill for $46,390, or $1.16 per share; (ii) the Company purchased and retired 560,178 shares of the Company's Common Stock from Mr. Gill for $653,610, or $1.16 per share; (iii) Mr. Gill's employment agreement with the Company, which provided forminimum compensation of $150,000 per year through July 1996, was cancelled except for certain non-competition covenants; (iv) Mr. Gill resigned as a director and officer of the Company and its subsidiaries; (v) options to purchase 200,000 shares of the Company's Common Stock at $2.75 per share held by Mr. Gill were cancelled; and (vi) the Company sold certain real and personal property located in Florida to Mr. Gill for approximately $31,300 and the assumption by Mr. Gill of a mortgage with a principal amount of approximately $23,344.

        Pursuant to the same agreement, (a) Mr. Topham's employment agreement with the Company, which provided for minimum compensation of $100,000 per year through December 1995, was cancelled except for certain non-competition covenants; (b) in January 1994 designees of Mr. Wagenhals purchased certain bonus rights and options to acquire 160,000 shares of the Company's Common Stock from Mr. Topham for $260,000; and (c) Mr. Topham agreed to assist the Company in certain matters relating to his former responsibilities as the Company's Chief Financial Officer for a period of not more than 60 days, for an amount equal to $100,000.

        In November 1993, the Company entered into an agreement with Fred W. Wagenhals and V. Andrew Gill, a former officer and director of the Company. The agreement was subsequently modified in March 1994. Pursuant to the modified agreement, (1) Mr. Wagenhals and his designees purchased 36,978 shares of the Company's Common Stock from Mr. Gill for $40,010, or $1.08 per share; (2) the Company purchased and retired a total of 563,022 shares of the Company's Common Stock from Mr. Gill for $559,990 and the cancellation of Mr. Gill's promissory note in favor of the Company in the amount of $50,000, or $1.08 per share; (3) Mr. Gill's employment agreement with the Company, which provided for minimum compensation of $150,000 per year through July 1996, was cancelled except for certain non-competition covenants; (4) Mr. Gill resigned as an officer of the Company and its subsidiaries; and (5) options to acquire 200,000 shares of the Company's Common Stock at $2.75 per share held by Mr. Gill were cancelled. Mr. Gill resigned as a director of the Company on January 3, 1994.

        In December 1994, Fred W. Wagenhals advanced $300,000 to the Company in order to enable the Company to make certain advance royalty payments related to license agreements entered into by the Company for die-cast products to be marketed by the Company beginning in the second quarter of fiscal 1995. The Company issued a promissory note to Mr. Wagenhals for the advance, bearing interest, at 9% per annum, providing for monthly payment of accrued interest and calling for the payment of the principal no later than March 31, 1995. The Company repaid the note in full on February 9, 1995. The Company's prepaid expenses and other assets at September 30, 1995 included an advance of $50,000 to Mr. Wagenhals, which was repaid in fiscal 1996.

        In January 1995, the Company entered into a consulting agreement with Speedway Collectibles & Souvenirs ("Speedway"), a distributor of the Company's die-cast collectible products at that time. The Company issued to Speedway 200,000 shares of the Company's Common Stock as compensation for consulting services provided to the Company by Speedway pursuant to the agreement. Speedway served as a distributor of the Company's die-cast collectibles and other products from the time of the Company's inception in May 1992 until Speedway ceased business operations in August 1995, and regularly purchased such products from the Company in the ordinary course of business and on similar terms as other distributors of the Company's products. Carol Leicht, mother of Russell W. Leicht, Jr. (who became an officer and director of the Company in May 1995) was the owner of Speedway. In addition, Mr. Leicht's father, brother, and sister were employees of Speedway. Russell W. Leicht, Jr. was not an employee of, and had no ownership interest in, Speedway. In March 1995, Speedway distributed the shares of Common Stock to Mr. Leicht and Mr. Leicht's mother, brother, and sister. Such shares are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part.

        The Company currently leases a building in Tempe, Arizona, containing approximately 32,000 square feet, for its corporate, administrative and sales offices and warehouse facilities. Fred W. Wagenhals currently owns a one-third interest in F. W. Investments, a partnership which owns this facility. Prior to February 1994, the Company occupied a separate leased facility in Tempe, Arizona totalling approximately 47,000 square feet, which was utilized as offices and for manufacturing. F.W. Investments also owns this building facility. The Company paid F.W. Investments rent of approximately $171,000, $177,000 and $101,000 respectively, during fiscal 1994 and 1995 and the six months ended March 31, 1996.

                               PRIVATE PLACEMENTS

        In January 1994, the Company completed a private placement of 83 units and in March 1994, the Company completed a private placement of 125 units for $20,000 per unit. Each unit consisted of $12,500 in principal amount of 10% Convertible Subordinated Debentures and 5,400 shares of Common Stock. All of the Debentures were subsequently converted into shares of the Company's Common Stock at a conversion price of $1.75 per share. An aggregate of 77,998 shares of Common Stock that were issued as part of the units or upon conversion of the Debentures are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part.

        In August 1994, the Company issued 100,000 shares of Common Stock to F.M. Motorsports, Inc., formerly Fan Fueler, Inc., as consideration for the assets and liabilities acquired from Fan Fueler, Inc. at that time. See "Business - Development of the Company." The shares held by F.M. Motorsports, Inc. are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part.

        During the quarter ended March 31, 1995, the Company completed the sale of 500 shares of Class A Preferred Stock to an affiliate of its principal manufacturer of die-cast collectibles, for a purchase price of $2.0 million. The sale was effected primarily as a long-term strategic transaction intended to align the interests of the manufacturer with those of the Company. The shares of Class A Preferred Stock do not receive dividends unless dividends are paid on shares of the Company's Common Stock. The shares are convertible into an aggregate of 1,000,000 shares of Common Stock commencing in May 1996. The Company will have the right to redeem the Class A Preferred Stock after the date on which the Class A Preferred Stock has become convertible into Common Stock and other conditions have been satisfied. See "Description of Securities - Class A Preferred Stock." The Registration Statement of which this Prospectus forms a part is intended to satisfy the Company's requirement to register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. In order to avoid any conflict of interest arising from the holder's status as the Company's principal manufacturer, the shares are subject to a voting trust under which Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer, serves as voting trustee. Of the $2.0 million in proceeds, the Company utilized approximately $1.0 million to purchase tooling used in the manufacture of its die-cast collectibles and approximately $1.0 million for working capital.

                       PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information regarding the shares of the Company's outstanding Common Stock beneficially owned as of May 1, 1996
(i) by each of the Company's directors and executive officers; (ii) by all directors and executive officers of the Company as a group; (iii) by each person who is known by the Company to own beneficially or exercise voting or dispositive control over more than 5% of the Company's Common Stock; and (iv) by each of the Selling Shareholders.

                                               Shares Beneficially                     Shares Beneficially
                                                 Owned Prior to                             Owned After
                                                 Offering(1)(2)        Shares Being          Offering(2)
Name and Address of                           -------------------     Registered for    -------------------
Beneficial Owner                              Number      Percent        Sale(3)        Number    Percent(4)
- ----------------                              ------      -------     --------------    ------    ----------
Directors and Executive Officers
- --------------------------------
Fred W. Wagenhals                          3,854,000(5)    30.2%               0      3,854,000     30.0%
Tod J. Wagenhals                             171,456(6)     1.5%               0        171,456      1.3%
Christopher S. Besing                         90,000(7)      *                 0         90,000       *
Russell W. Leicht, Jr.                       160,000(8)     1.4%         100,000         60,000       *
Jack M. Lloyd                                 18,000(9)      *                 0         18,000       *
Robert H. Manschot                            24,000(10)     *                 0         24,000       *
All directors and executive officers
as a group (six persons)                   4,317,456       33.0%         100,000      4,217,456     32.1%

Non-Management 5% Shareholder
- -----------------------------
CMC Enterprises Limited                    1,000,000(11)    8.0%               0      1,000,000      8.0%

Other Selling Shareholders
- --------------------------
Richard Nager                                193,508(12)    1.7%           31,774        161,734      1.3%
Murray Forman                                139,828(13)    1.2%          31,776         98,052       *
Carol Leicht                                 108,000         *            76,000         32,000       *
F.M. Motorsports, Inc.                       100,000(14)     *           100,000              0       *
Philip C. Leavitt                             56,920         *            55,620          1,300       *
Gene Leicht                                   12,000         *            12,000              0       *
Sherri L. Leicht                              12,000         *            12,000              0       *
Dianne Leavitt                                11,142         *            11,142              0       *
David Leavitt                                 11,036         *            11,036              0       *

- ------------------------
*Less than 1% of outstanding shares of Common Stock.

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all Common Stock beneficially owned by him, subject to applicable community property law. Except as otherwise indicated, each of such persons may be reached through the Company at 2401 West First Street, Tempe, Arizona 85251.

(2) The numbers and percentages shown include the shares of Common Stock actually owned as of May 1, 1996 and the shares of Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock which the identified person or group had the right to acquire within 60 days of May 1, 1996 upon the conversion of Class A Preferred Stock or upon the exercise of options and warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.

(3) Each of the Selling Shareholders is assumed to be selling all of the shares of Common Stock registered for sale and will own no shares of Common Stock after the offering, except for 60,000 shares of Common Stock issuable upon exercise of options held by Russell W. Leicht, Jr. and 161,734, 98,052, 32,000 and 1,300 shares of Common Stock to be owned by Richard Nager, Murray Forman, Carol Leicht and Philip C. Leavitt, respectively. The Company has no assurance that the Selling Shareholders will sell any of the securities being registered hereby.

(4) Calculation of percentages of shares of Common Stock beneficially owned after the offering assumes conversion of all outstanding shares of Class A Preferred Stock and exercise of all outstanding Bridge Warrants.

(5) Represents 2,564,000 shares of Common Stock, options to acquire 290,000 shares of Common Stock, and 1,000,000 shares issuable upon conversion of 500 shares of Class A Preferred Stock over which Mr. Wagenhals has sole voting power as voting trustee under a voting trust agreement with the beneficial owner of the Company's Class A Preferred Stock. See footnote 11. Mr. Wagenhals disclaims beneficial ownership with respect to the shares issuable upon conversion of Class A Preferred Stock except to the extent of his right to vote such shares pursuant to the voting trust agreement.

(6) Represents 1,456 shares of Common Stock and options to acquire 170,000 shares of Common Stock.

(7) Represents 40,000 shares of Common Stock and options to acquire 50,000 shares of Common Stock.

(8) Represents 100,000 shares of Common Stock and options to acquire 60,000 shares of Common Stock.

(9)  Represents options to acquire 18,000 shares of Common Stock.

(10) Represents 6,000 shares of Common Stock and options to acquire 18,000 shares of Common Stock.

(11) Represents 1,000,000 shares of Common Stock issuable upon conversion of Class A Preferred Stock held by CMC Enterprises Limited ("CMC"). CMC is owned by Choi Lim Shuk, Linda Lee, and Flora To, each of whom is a director of CMC and each of whom may be deemed to be the beneficial owner of shares held by CMC. The address of CMC Enterprises Limited is 23/F, Block E, Phase 2, Superluck Industrial Centre, 57 Sha Tsui Road, Tsuen Wan, New Territories, Hong Kong.

(12) Represents 103,534 shares of Common Stock and 31,774 shares issuable upon exercise of Bridge Warrants held by Mr. Nager; 29,200 shares of Common Stock held by Richard Nager Assoc., Inc. Defined Contribution Plan; 12,000 shares held by the Richard Nager IRA; and 17,000 shares held by The Aldine Trust, Richard Nager and Marvin Bank, Trustees. After the offering, Mr. Nager will beneficially own 161,734 shares of Common Stock.

(13) Represents 98,052 shares of Common Stock and 31,776 shares issuable upon exercise of Bridge Warrants held by Mr. Forman. After the offering, Mr. Forman will beneficially own 98,052 shares of Common Stock.

(14) F.M. Motorsports, Inc. is owned by Fred Miller, III and Peter LaMonica, each of whom may be deemed to be the beneficial owner of the shares held by F.M. Motorsports, Inc. Each of Messrs. Miller and LaMonica disclaims beneficial ownership of the shares held by F.M. Motorsports, Inc., except to the extent of his respective ownership interest in F.M. Motorsports, Inc.


                            DESCRIPTION OF SECURITIES

        The Company's authorized capital consists of 25,000,000 shares of Common Stock, $0.01 par value and 5,000,000 shares of serial preferred stock, no par value (the "Serial Preferred Stock"), of which there were 500 shares designated as Class A Preferred Stock outstanding at May 1, 1996. As of May 1, 1996, 11,488,472 shares of Common Stock were issued and outstanding. An additional 1,000,000 shares have been reserved for issuance upon conversion of the Class A Preferred Stock, 63,550 shares have been reserved for issuance upon exercise of outstanding warrants and Bridge Warrants, and 1,033,500 shares of Common Stock may be issued upon exercise of options outstanding or available under the Company's 1993 Stock Option Plan. The issued and outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued will be, fully paid and non-assessable.

Common Stock

        Holders of shares of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of the shareholders, other than the election of directors in which shareholders are entitled to cumulate their votes in accordance with Arizona law. Subject to the preferences of any outstanding preferred stock, each share of Common Stock is entitled to receive dividends as may be declared by the Company's Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment in full of all creditors of the Company and the liquidation preferences of any outstanding shares of preferred stock.

Class A Preferred Stock

        Holders of shares of Class A Preferred Stock are entitled to receive dividends only if, when, and as dividends are declared with respect to shares of the Company's Common Stock, in an amount equal to the amount that such holders would receive if their respective shares of Class A Preferred Stock had been converted into Common Stock, as described below. The holders of Class A
Preferred Stock are entitled to one vote for each share of Common Stock into which the Class A Preferred Stock may be converted on all matters submitted to a vote of the shareholders of the Company. Except as otherwise provided by Arizona law or the Company's Restated Articles, holders of shares of Class A Preferred Stock and Common Stock vote together and not as separate classes. The outstanding shares of Class A Preferred Stock currently are subject to a voting trust pursuant to which Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer, serves as voting trustee. The shares of Common Stock issuable upon conversion of the Class A Preferred Stock will be subject to the voting trust, which expires on January 1, 2005.

        The holders of Class A Preferred Stock will be entitled to convert each share of Class A Preferred Stock into 2,000 shares of Common Stock at any time after May 29, 1996, including the 30-to-60 day period after the Company has given written notice of its intent to redeem the Class A Preferred Stock as described below. The conversion ratio will be proportionately adjusted for stock splits, stock dividends, reclassification of, or combination of (a reverse split) the outstanding shares of Common Stock. Unless the Class A Preferred Stock has been converted prior to redemption, the Company will have the right to redeem the Class A Preferred Stock in whole or in part upon payment by the Company of the redemption price of $4,000 per share upon not less than 30 nor more than 60 days' written notice given to the holders of the Class A Preferred Stock at any time after May 29, 1996, provided that the Common Stock issuable upon conversion of the Class A Preferred Stock has been registered for issuance under the Securities Act. The Registration Statement of which this Prospectus forms a part is intended to fulfill the Company's obligation to register the shares of Common Stock issuable upon conversion of the Class A Preferred Stock. In the event of liquidation, dissolution, or winding up of the Company, the holders of Class A Preferred Stock will be entitled to a liquidation preference of $4,000 per share of Class A Preferred Stock from the assets remaining after payment in full of all creditors of the Company and before any payment is made to holders of the Company's Common Stock. The holders of Class A Preferred Stock will not be entitled to any further payment after full payment of the liquidation preference has been made.

Serial Preferred Stock

        The Serial Preferred Stock may be issued in such series and denominations as deemed advisable by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Serial Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of holders of the Common Stock. In the event of issuance, the Serial Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company does not currently intend to issue any shares of Serial Preferred Stock.

Bridge Warrants

        Up to 63,550 shares of Common Stock may be issued upon exercise of the Bridge Warrants. The Bridge Warrants were included in units issued upon conversion of the Company's Series A Convertible Notes in April 1993. Each Bridge Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $3.30 per share at any time on or before April 27, 1998. The Bridge Warrants are not subject to redemption by the Company. The shares of
Common Stock underlying the Bridge Warrants, when issued upon exercise of a warrant and payment of the exercise price for such shares of Common Stock, will be fully paid and nonassessable and the Company will pay any transfer tax incurred as the result of the issuance of Common Stock to the holder upon its exercise. The Bridge Warrants contain certain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares issuable upon exercise of the warrants upon the occurrence of certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidation. The Company is not required to issue fractional shares upon the exercise of any Bridge Warrant. The holder of a Bridge Warrant will not possess any rights as a shareholder of the Company until such holder exercises the warrant.

Arizona Corporate Takeover Act and Certain Charter Provisions

        The Company is subject to the provisions of Arizona Revised Statutes Sections 10-2701 et. seq. (the "Arizona Corporate Takeover Act"). The Arizona Takeover Act and certain provisions of the Company's Restated Articles and Restated Bylaws, as summarized in the following paragraphs, may have the effect of discouraging, delaying, or preventing hostile takeovers (including those that might result in a premium over the market price of the Company's Common Stock), or discouraging, delaying, or preventing changes in control or management of the Company.

Arizona Corporate Takeover Act

        Article 1 of the Arizona Corporate Takeover Act is intended to restrict "greenmail" attempts by prohibiting the Company from purchasing any shares of its capital stock from any beneficial owner of more than 5% of the voting power of the Company (a "5% Owner") at a per share price in excess of the average market price during the 30 trading days prior to the purchase, unless (i) the 5% Owner has beneficially owned the shares to be purchased for a period of at least three years prior to the purchase; (ii) a majority of the Company's shareholders (excluding the 5% Owner, its affiliates or associates, and any officer or director of the Company) approves the purchase; or (iii) the Company makes the offer available to all holders of shares of its capital stock on the same terms.

        Article 2 of the Arizona Corporate Takeover Act is intended to discourage the direct or indirect acquisition by any person of beneficial ownership of shares of the Company (other than an acquisition of shares from the Company) that would, when added to other shares of the Company beneficially owned by such person, immediately after the acquisition entitle such person to exercise or direct the exercise of (a) at least 20% but less than 33 1/3%, (b) at least 33 1/3% but less than or equal to 50%, or (c) more than 50% of the voting power of the Company's capital stock (a "Control Share Acquisition"). The Arizona Corporate Takeover Act (1) gives the shareholders of the Company other than any person that makes or proposes to make a Control Share Acquisition (the "Acquiring Person") or the Company's directors and officers, the right to limit the voting power of the shares acquired by the Acquiring Person that exceed the threshold voting ranges described above, other than in the election of directors, and (2) gives the Company the right to redeem such shares from the Acquiring Person at a price equal to their fair market value under certain circumstances.

        Article 3 of the Arizona Corporate Takeover Act is intended to discourage the Company from entering into certain mergers, consolidations, share exchanges, sales or other dispositions of the Company's assets, liquidation or dissolution of the Company, reclassifications of securities, stock dividends, stock splits, or other distribution of shares, and certain other transactions (each a "Business Combination") with any Interested Shareholder (as defined below) or any of the Interested Shareholder's affiliates or for a period of three years after the date that the Interested Shareholder first acquired the shares of Common Stock that qualify such person as an Interested Shareholder, unless either the Business Combination or the Interested Shareholder's acquisition of shares is approved by a committee of the Company's Board of Directors (comprised of disinterested directors or other persons) prior to the date on which the Interested Shareholder first acquired the shares that qualify such person as an Interested Shareholder. In addition, Article 3 prohibits the Company from engaging in any Business Combination with an Interested Shareholder or any of the Interested Shareholder's affiliates after such three-year period unless (i) the Business Combination or acquisition of shares by the Interested Shareholder was approved by the Company's Board of Directors prior to the date on which the Interested Shareholder acquired the shares that qualified such person as an Interested Shareholder; (ii) the Business Combination is approved by the Company's shareholders (excluding the Interested Person or any of its affiliates) at a meeting called after such three-year period; or (iii) the Business Combination satisfies each of certain statutory requirements. Article 3 defines an "Interested Shareholder" as any person (other than the Company and its subsidiaries) that either (a) beneficially owns 10% or more of the voting power of the outstanding shares of the Company, or (b) is an affiliate or associate of the Company and who, at any time within the three-year period preceding the transaction, was the beneficial owner of 10% or more of the voting power of the outstanding shares of the Company.

Certain Charter Provisions

        In addition to the provisions of the Arizona Corporate Takeover Act described above, the Company's Restated Articles and Restated Bylaws contain a number of provisions relating to corporate governance and the rights of shareholders. These provisions include (a) the authority of the Board of Directors to fill vacancies on the Board of Directors; (b) the authority of the Board of Directors to issue preferred stock in series with such voting rights and other powers as the Board of Directors may determine; (c) a provision that, unless otherwise prohibited by law, special meetings of the shareholders may be called only by the President of the Company, the Board of Directors, or by holders of not fewer than 10% of all shares entitled to vote at the meeting; and
(d) a provision for cumulative voting in the election of directors, pursuant to Arizona law.

Shares Eligible For Future Sale

        The Company currently has 11,488,472 shares of Common Stock outstanding and will have outstanding 12,552,022 shares of Common Stock upon conversion of all outstanding shares of Class A Preferred Stock and upon the exercise of the Bridge Warrants. Of the 11,488,472 shares of Common Stock currently outstanding, approximately 8,545,218 shares are eligible for resale in the public market without restriction unless held by an existing "affiliate" of the Company, as that term is defined under the Securities Act. The remaining 2,943,254 shares of Common Stock currently outstanding are "restricted securities," as that term is defined in Rule 144, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act or pursuant to an exemption therefrom. An aggregate of 377,798 shares of "restricted securities" and an additional 63,550 shares issuable upon exercise of the Bridge Warrants are being registered for resale pursuant to the Registration Statement of which this Prospectus forms a part. The 1,000,000 shares being registered hereby for issuance upon conversion of the Company's Class A Preferred Stock will be eligible for resale in the public market without restriction, except for any shares held by or issued to an existing affiliate of the Company. Affiliates will be subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act.

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares beneficially owned by such person for at least two years in such amount that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain requirements as to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not an affiliate and has beneficially owned his or her shares for at least three years is entitled to sell them without regard to the volume, manner of sale or notice requirements. An aggregate of 2,512,000 shares held by Fred W. Wagenhals, the Chairman of the Board, President, and Chief Executive Officer of the Company, currently are available for sale under Rule 144. Sales of substantial amounts of Common Stock by shareholders of the Company under Rule 144 or otherwise, or even the potential for such sales, are likely to have a depressive effect on the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

        As of March 31, 1996, options to purchase a total of 1,024,100 shares of Common Stock were outstanding under the Company's 1993 Stock Option Plan. An additional 9,400 shares currently are available for future option grants under the 1993 Plan. See "Management - 1993 Stock Option Plan." The Company has filed a registration statement under the Securities Act to register for offer and sale the shares of Common Stock reserved for issuance pursuant to the exercise of stock options granted under the 1993 Plan. Shares issued upon the exercise of stock options granted under the 1993 Plan generally will be eligible for sale in the public market.

Transfer Agent and Warrant Agent

        The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, New York, New York.


                              PLAN OF DISTRIBUTION

        The Company is registering hereby 1,000,000 shares of Common Stock issuable upon conversion of 500 shares of its Class A Preferred Stock issued in March 1995. The Company has granted registration rights to the holder of the Class A Preferred Stock, which the Registration Statement of which this Prospectus forms a part is intended to satisfy. The Company will not receive any cash consideration upon conversion of the Class A Preferred Stock and will not pay any compensation to an NASD member in connection with the issuance of shares upon conversion of the Class A Preferred Stock. Brokerage commissions, if any, attributable to the sale of shares of Common Stock issued upon conversion of the Class A Preferred Stock will be borne by the holders thereof.

        The Company also is registering hereby 441,348 shares of Common Stock currently outstanding or issuable to the Selling Shareholders upon exercise of Bridge Warrants, all of which shares may be sold from time to time by the Selling Shareholders. The Company has granted registration rights to certain of the Selling Shareholders, which the Registration Statement of which this Prospectus forms a part is intended to satisfy. Each Selling Shareholder may use this Prospectus as updated from time to time to offer the shares of Common Stock for sale in transactions in which the Selling Shareholder is or may be deemed to be an underwriter within the meaning of the Securities Act. The Company will not receive any proceeds from the sale of any shares of Common Stock by the Selling Shareholders. The Company will not pay any compensation to an NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of Common Stock offered hereby will be borne by the holders thereof.

        Each currently outstanding share of Common Stock being registered for resale hereby and each share of Common Stock issued upon exercise of the Bridge Warrants may be sold by the holder thereof in transactions that are exempt from registration under the Securities Act or as long as the Registration Statement of which this Prospectus forms a part is effective under the Securities Act, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. The Selling Shareholders, in addition to selling pursuant to the Registration Statement of which this Prospectus is a part, also may sell under Rule 144 as promulgated under the Securities Act, if applicable. See "Description of Securities - Shares Eligible for Future Sale."

        The Selling Shareholders also may pledge the shares of Common Stock being registered for resale hereby to NASD broker/dealers (each a "Pledgee") pursuant to the margin provisions of each Selling Shareholder's customer agreements with such Pledgees. Upon default by a Selling Shareholder, the Pledgee may offer and sell shares of Common Stock from time to time as described above.


                                 LEGAL OPINIONS

        The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona. Certain members of such firm beneficially owned 18,000 shares of the Company's Common Stock as of the date of this Prospectus.

                                     EXPERTS

        The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.


                             ADDITIONAL INFORMATION

        The  Company  has filed with the  Securities  and  Exchange  Commission,
Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the shares offered hereby. This
Prospectus does not contain all the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits which are a part thereof, which may be obtained upon request to the Commission and the payment of the prescribed fee. Material contained in the Registration Statement may be examined at the Commission's Washington, D.C. office and copies may be obtained at the
Commission's Washington, D. C. office upon payment of prescribed fees. Statements contained in this Prospectus are not necessarily complete, and in each case reference is made to the copy of such contracts or documents filed as an exhibit to the Registration Statement, each such statement being qualified by this reference.

- ------------------------------------------------     ---------------------------




No  person  has  been  authorized  to give  any         1,441,348 Shares of
information or to make any  representation  not            Common Stock
contained in this Prospectus,  and, if given or
made, such information or  representation  must
not be relied upon as having been authorized by
or on behalf of the  Company.  This  Prospectus
does  not  constitute  an  offer  to  sell or a
solicitation  of an  offer  to buy  any  shares
covered by this Prospectus in any  jurisdiction
or to any person to whom it is unlawful to make
such  offer  or   solicitation.   Neither   the
delivery of this  Prospectus  nor any sale made
hereunder  shall,   under  any   circumstances,
create any  implication  that there has been no
change in the  affairs  of the  Company or that
the information  contained herein is correct as          ACTION PERFORMANCE
of any date subsequent to the date hereof.                 COMPANIES, INC.



                                          Page
Available Information....................... 2
Incorporation of Certain Information
 by Reference............................... 2
Prospectus Summary.......................... 3
Risk Factors................................ 5
Use of Proceeds.............................10
Dividends...................................10
Capitalization..............................10
Price Range of Common Stock.................11
Selected Consolidated Financial Data........12
Management's Discussion and Analysis of                   ---------------
 Financial Condition and Results of                     P R O S P E C T U S
 Operations.................................13            ---------------
Business....................................17
Properties..................................25
Management..................................26
Certain Transactions........................31
Private Placements..........................33
Principal and Selling Shareholders..........34
Description of Securities...................35
Plan of Distribution........................39
Legal Opinions..............................39
Experts.....................................40                   , 1996
Additional Information......................40


- ----------------------------------------------     -----------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses payable by the Registrant in connection with the offering described in the Registration Statement. All of the amounts shown are estimates except for the registration fees:

                                                               Amount to be Paid
                                                               -----------------


        Registration Fee..................................           $  7,466.59
        NASD Filing Fee...................................             10,000.00
        Accountants' Fees and Expenses....................              5,000.00
        Legal Fees and Expenses...........................             25,000.00
        Printing and Engraving Expenses...................              2,000.00
        Miscellaneous Fees................................                533.41
                                                                       ---------

          Total...........................................           $ 50,000.00
                                                                       =========

Item 15.  Indemnification of Directors and Officers.

        The Registrant's Amended and Restated Articles of Incorporation (the "Restated Articles") require the Registrant to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Arizona Business Corporation Act (the "Business Corporation Act"). This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the Business Corporation Act, subject to the requirements of the Business Corporation Act. In addition, the Registrant may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Corporation Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Registrant, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Registrant is required to indemnify to the fullest extent required by the Business Corporation Act. The effect of these provisions is described below.

Required Indemnification

        The Restated Articles and the Business Corporation Act require the Registrant to indemnify all "Outside Directors," as defined below, and officers of the Registrant who are not directors against "liability," as defined below. The Restated Articles and the Business Corporation Act also require the
Registrant to indemnify against reasonable "expenses," as defined below, any director who is the prevailing party in the defense of any proceeding to which the director is a party because such person is or was a director of the Registrant. In addition, the Business Corporation Act requires the Registrant to pay expenses to Outside Directors in advance of a final disposition of the proceeding if (1) the director furnishes to the Registrant a written affirmation (an "Affirmation") of his or her good faith belief that (i) his or her conduct was in good faith, (ii) he or she reasonably believed that the conduct was in the best interests of the Registrant or at least not opposed to the Registrant's best interests, and (iii) in the case of any criminal proceeding, he or she had no reasonable cause to believe the conduct was unlawful (the "Standard of Conduct"), and (2) the director provides the Registrant with a written undertaking (an "Undertaking") to repay the advance if it ultimately is determined that the director did not meet the Standard of Conduct. However, the Business Corporation Act prohibits the Registrant from advancing expenses to an Outside Director if a court determines before payment that the director failed to meet the Standard of Conduct and a court does not otherwise authorize indemnification.

        The Restated Articles and the Business Corporation Act also require the Registrant to indemnify a director who is not an Outside Director against liability, but only if the Registrant is authorized in the specific case after a determination has been made by either (a) a majority of the members of the Board of Directors who are not at the time parties to the proceeding, (b) special legal counsel, or (c) the shareholders of the Registrant (excluding shares owned by or voted under the control of directors who are at the time parties to the proceeding) that the director has met the Standard of Conduct (a "Determination"). In addition, the Business Corporation Act prohibits the Registrant from indemnifying a director who is not an Outside Director in connection with a proceeding by or in the right of the Registrant in which the director is adjudged liable to the Registrant, or in connection with a proceeding in which the director was adjudged liable on the basis that the director improperly received a personal benefit. As permitted by the Business Corporation Act, the Restated Articles also require the Registrant to pay for or reimburse the reasonable expenses of a director who is not an Outside Director in advance of the final disposition of a proceeding if the director furnishes the Registrant with an Affirmation, an Undertaking, and a Determination is made that the facts then known to the persons making the Determination would not preclude indemnification under the Business Corporation Act.

Optional Indemnification

        Except for situations where the Registrant is required to indemnify its officers who are not also directors against liability, as described above, the Restated Articles and the Business Corporation Act permit the Registrant, in its sole discretion, to indemnify against liability and advance expenses to any officer, employee, or agent who is not a director to the same extent as to a director. However, the Business Corporation Act prohibits the Registrant from indemnifying such persons against liability unless a Determination is made that indemnification is permissible because the person has met the Standard of Conduct. The Business Corporation Act permits the Registrant to pay for or reimburse expenses to an officer, employee, or agent who is not a director in advance of a final disposition of the proceeding, but only if the person furnishes to the Registrant an Affirmation and an Undertaking, and a Determination is made that the facts then known to the persons making the Determination would not otherwise preclude indemnification.

Court Ordered Indemnification

        The Restated Articles and the Business Corporation Act permit a director or officer of the Registrant to apply to a court for indemnification, in which case the court may, subject to certain conditions, order the Registrant to indemnify such person for part or all of the person's liability and expenses.

Definitions

        The Business Corporation Act defines "Outside Director" to mean a director who, when serving as a director, was not an officer, employee or holder of more than 5% of the outstanding shares of any class of stock of the Registrant. "Liability" under the Business Corporation Act means the obligation to pay a judgment, settlement, penalty or fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding and includes obligations and expenses that have not yet been paid by the indemnified person but that have been or may be incurred. The Business Corporation Act defines "expenses" as attorney fees and all other costs and expenses reasonably related to a proceeding.

Item 16.  Exhibits

Exhibit
Number                       Exhibit
- ------                       -------

1.1          Form of Underwriting Agreement(1)
1.2          Form of Agreement Among Underwriters(1)
3.1          First Amended and Restated Articles of Incorporation of Registrant(2)
3.2          Amended and Restated Bylaws of Registrant(2)
4.1          Form of Certificate of Common Stock(1)
4.2          Form of Unit Warrant(1)
4.3          Form of Warrant Agreement(1)
4.4          Form of Representative's Warrant(1)
4.5          Form of Bridge Warrant(1)
4.6          Form of Consultant's Warrant(3)
4.7          Form of 10% Convertible Subordinated Debenture due December 31, 1996(3)
4.8          Form of 10% Convertible Subordinated Debenture due March 31, 1997(3)
4.9          Certificate Pursuant to Arizona Revised Statutes Section 10-016 Establishing and
             Designating the Company's Class A Preferred Stock (4)
5.0          Opinion of O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association
9.1          Voting Trust Agreement dated as of February 13, 1995, as amended (4)
10.1         Settlement Agreement dated May 1, 1992, between First Interstate Bank, Hrudka,
             Wagenhals, Fochtman and F.W. Investments(1)
10.2.1       Memorandum of Agreement dated September 1, 1992, between Hrudka, Fochtman,
             Wagenhals and the Company(1)
10.2.2       Letter Agreement entered into between Hrudka, Fochtman, Wagenhals and the
             Company(1)
10.3.1       Employment Agreement between the Company and Fred W. Wagenhals dated January
             15, 1993(1)
10.3.2       Employment Agreement between the Company and Bill E. Dorough dated January 15,
             1993(1)
10.3.3       Employment Agreement between the Company and Edward M. Topham dated January
             15, 1993(1)
10.4.1       1993 Stock Option Plan, as amended and restated through July 3, 1995(5)
10.4.2       Non-Statutory Stock Option Agreement between the Company and Fred W.
             Wagenhals dated January 15, 1993(1)
10.4.3       Non-Statutory Stock Option Agreement between the Company and Bill E. Dorough dated January 15, 1993(1)
10.4.4       Non-Statutory Stock Option Agreement between the Company and Bill E. Dorough dated January 15, 1993(1)
10.4.5       Non-Statutory Stock Option Agreement between the Company and Edward M.
             Topham dated January 15, 1993(1)
10.5         Form of M-CarTM Grand Prix Contract(1)
10.6         Manufacturing and Marketing Agreement between the Company and Racing
             Collectibles, Inc. dated March 1, 1993(1)
10.7         Form of Series A Convertible Promissory Note delivered to Bridge Note Holders(1)
10.8         Form of Indemnification Agreement entered into with the Directors of the
             Registrant(1)

Exhibit
Number                        Exhibit
- ------                        -------
10.9         Letter Agreement entered into between the Company and Hedstrom Corporation on
             September 28, 1992(1)
10.10        Stock Purchase Agreement between Fred W. Wagenhals, Race Z, Inc. and the
             Company, dated May 2, 1992(1)
10.11        Bill of Sale and Assignment between Tommy Cassella and the Company, dated May
             2, 1992(1)
10.12        Promissory Note in the amount of $150,000 between the Company and Tassos P.
             Nassos, dated March 9, 1993(1)
10.13        Promissory Note in the amount of $50,000 between the Company and George Nassos, dated March 9, 1993(1)
10.14        Acquisition Agreement and Plan of Reorganization among the Company, Racing
             Collectibles, Inc., Racing Collectibles Club of America, Inc., V. Andrew Gill and
             Bruce S. Gill, dated July 30, 1993(6)
10.15        Agreement between the Company, Action Performance Sales, Inc., Fred W.
             Wagenhals,Edward M. Topham and Bruce S. Gill dated November 17, 1993(7)
10.16        Agreement between Fred W. Wagenhals and V. Andrew Gill dated November 18,
             1993(7)
10.17        Settlement Agreement between the Company and AMA Financial Services, Inc.,
             Harvey Turner, Fred W. Wagenhals and Lisa Wagenhals dated November 22, 1993(7)
10.18        Consulting Agreement between the Company and AMA Financial Services, Inc. dated
             November 22, 1993(7)
10.19        Purchase Agreement between the Company and Biggs Manufacturing, Inc. dated
             January 26, 1994(8)
10.20        Exclusive Manufacturing Agreement between the Company and Biggs Manufacturing,
             Inc. dated January 26, 1994(8)
10.21        Lease between the Company and F.W. Investments dated January 1, 1994(8)
10.22        Modification Agreement between the Company, Action Performance Sales, Inc., Fred
             W. Wagenhals, and Bruce S. Gill dated March 17, 1994(8)
10.23        Settlement Agreement and Mutual Release between the Company, Action Performance
             Sales, Inc., V. Andrew Gill, Kerry Gill, Fred W. Wagenhals, and Lisa Wagenhals
             dated March 17, 1994(8)
10.24.1      Commercial Credit Agreement dated March 6, 1995 between the Company and the
             Hong Kong and Shanghai Banking Corporation Limited(4)
10.24.2      Optional Advance Time Note (Loans Against Imports) dated March 6, 1995 between the Company and the Hong Kong and Shanghai Banking Corporation(4)
10.25        Bill of Sale and Asset Purchase Agreement between the Company, Fan Fueler, Inc.,
             Peter LaMonica, and Fred Miller, III dated August 12, 1994(9)
10.26        Bill of Sale and Asset Purchase Agreement between the Company, M-Car,
             Incorporated, and Robert Scott Tremonti dated September 29, 1994(9)
10.27        Manufacturing Agreement between the Company and Early Light International
             (Holdings) Ltd. dated December 5, 1994(9)
10.28        Consulting Agreement dated January 1, 1995 between the Company and Speedway
             Collectibles & Souvenirs(10)
10.29        Asset Purchase Agreement dated March 31, 1995 between the Company and
             Motorsports Promotion, Inc.(4)
10.30        Promissory Note dated March 31, 1995 between Motorsports Promotions, Inc., as borrower, and the Company, as lender(4)
10.31        Security Agreement dated March 31, 1995 between Motorsports Promotions, Inc., as debtor, and the Company, as secured party(4)
11.1         Computation of Primary Earnings Per Share(2)(11)

Exhibit
Number                        Exhibit
- ------                        -------
11.2         Computation of Fully Diluted Earnings Per Share(2)(11)
23.1         Consent of Arthur Andersen LLP
23.2         Consent of O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association (included as Exhibit 5 hereto)
24.0         Powers of Attorney of Directors and Executive Officers (included on the Signature
             Page of the Registration Statement)

- ----------------

(1) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 (Registration No. 33-57414-LA).
(2) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1996, as filed with the Securities and Exchange Commission on May 2, 1996.
(3) Incorporated by reference to the Registrant's Registration Statement on Form S-3 (Registration No. 33-79942).
(4) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1995, as filed with the Securities and Exchange Commission on May 15, 1995.
(5) Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-8 (Registration No. 33-66980) filed with the Securities and Exchange Commission on February 29, 1996.
(6) Incorporated by reference to the Registrant's Form 8-K filed with the Securities and Exchange Commission on August 5, 1993.
(7) Incorporated by reference to the Registrant's Form 10-KSB for the year ended September 30, 1993, as filed with the Securities and Exchange Commission on January 13, 1994, as amended on Forms 10-KSB/A filed with the Securities and Exchange Commission on August 3, 1994 and September 1, 1994.
(8) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1994 filed with the Securities and Exchange Commission on May 16, 1994.
(9) Incorporated by reference to the Registrant's Form 10-KSB for the year ended September 30, 1994, as filed with the Securities and Exchange Commission on December 22, 1994.
(10) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 1995, as filed with the Securities and Exchange Commission on July 31, 1995.
(11) Incorporated by reference to the Registrant's Form 10-KSB for the year ended September 30, 1995, as filed with the Securities and Exchange Commission on December 22, 1995, as amended on Form 10-KSB/A filed with the Securities and Exchange Commission on January 24, 1996.

Item 17.  Undertakings

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, Arizona, on the 10th day of May, 1996.

                                    ACTION PERFORMANCE COMPANIES, INC.


                                    By:  /s/ Fred W. Wagenhals
                                         ---------------------
                                         Fred W. Wagenhals
                                         Chairman of the Board, President, and
                                         Chief Executive Officer


                                       POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints jointly and severally, Fred W. Wagenhals and Christopher S. Besing and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to sign any Registration Statement and amendments thereto for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature                          Position                       Date
     ---------                          --------                       ----

/s/ Fred W. Wagenhals         Chairman of the Board, President,    May 10, 1996
- -------------------------     and Chief Executive Officer
Fred W. Wagenhals             (Principal Executive Officer)

/s/ Tod J. Wagenhals          Executive Vice President, Secretary, May 10, 1996
- --------------------------    and Director
Tod J. Wagenhals

/s/ Christopher S. Besing     Vice President, Chief Financial      May 10, 1996
- --------------------------    Officer, Treasurer, and Director
Christopher S. Besing         Principal Financial and Accounting
                              Officer)


/s/ Russell W. Leicht, Jr.    Vice President of Product            May 10, 1996
- --------------------------    Development and Manufacturing,
Russell W. Leicht, Jr.        and Director

/s/ Jack M. Lloyd             Director                             May 15, 1996
- --------------------------
Jack M. Lloyd

/s/ Robert H. Manschot        Director                             May 15, 1996
- --------------------------
Robert H. Manschot
                                       R-7